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                              [AXCAN PHARMA LOGO]



                         RENEWAL ANNUAL INFORMATION FORM

                    FOR FISCAL YEAR ENDED SEPTEMBER 30, 2002





                                FEBRUARY 13, 2003

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                               TABLE OF CONTENTS

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GLOSSARY OF TECHNICAL TERMS............................................................I

TRADEMARKS.............................................................................V

RISK FACTORS...........................................................................1

AXCAN..................................................................................9

GENERAL DEVELOPMENT OF THE BUSINESS....................................................9

BUSINESS OF AXCAN.....................................................................12

    AXCAN PRODUCTS....................................................................12
    SALES AND MARKETING...............................................................22
    RESEARCH AND DEVELOPMENT..........................................................23
    LICENSING AND INTELLECTUAL PROPERTY PROTECTION....................................24
    HUMAN RESOURCES...................................................................28
    FACILITIES........................................................................28
    ENVIRONMENT.......................................................................28
    LEGAL PROCEEDINGS.................................................................28
    REGULATORY ENVIRONMENT............................................................31

SELECTED CONSOLIDATED FINANCIAL INFORMATION...........................................34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS.....39

DIVIDEND POLICY.......................................................................39

DIRECTORS AND OFFICERS................................................................40

MARKET FOR SECURITIES.................................................................41

SHAREHOLDER RIGHTS PLAN...............................................................42

ADDITIONAL INFORMATION................................................................47
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                           GLOSSARY OF TECHNICAL TERMS

THE TEXT FOLLOWING THE TECHNICAL TERMS REPRODUCED IN THIS GLOSSARY IS EXPLANATORY ONLY AND DOES NOT IN ANY WAY MODIFY THE MEANINGS OF SUCH TERMS.

Adenomatous Polyp: Benign growth (tumor) arising from the inner layer of the gastrointestinal tract and protruding into the lumen of the gastrointestinal tract.

Barrett's Esophagus: Condition that results from prolonged heartburn, which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach.

Bile Ducts: Channels that collect bile from the liver and deliver it to the intestine.

Cancer: Uncontrolled growth and spread of abnormal cells. All organs of the body are made up of cells which normally divide to procure more cells when the body needs them. If cells divide when new ones are not needed, they form a mass of excess tissue called a tumor that can be benign (non-cancerous) or malignant (cancerous). The cells in malignant tumors can invade and damage nearby tissues and organs. Cancer cells can also break away from a malignant tumor and travel through the body to form new tumors in other parts of the body. The tumor is then said to "mestastatize."

Cervical Dysplasia: Modification of the size, shape and organization of cells in the cervix. Dysplasia is generally considered to be a pre-cancerous condition.

Cholestatic Diseases of the Liver: Conditions in which the bile flow from the liver is impaired.

Cholestasis: Combined conditions causing the reduction of bile flow and the retention of bile acids.

Cirrhosis: Disease of the liver, originating from many causes and characterized by a progressive replacement of liver cells by scarring tissue.

CMC: Chemistry, manufacturing and control data. Data describing the method of synthesis of a new drug as well as the method of manufacture and the controls applied to the drug substance and drug product.

Colon: Large intestine.

Colorectal Adenomateous Polyps: Polyps which are considered precursors to colorectal cancer.

Constipation: Rare or difficult stool evacuation.

Crohn's Disease (CD): Inflammatory bowel disease that affects the wall of the gastrointestinal tract. CD can affect any part of the gastrointestinal tract but mostly affects the ileum, the last portion of the small bowel and the colon.

Cystic Fibrosis (CF): Congenital disease characterized by excessive secretions of certain glands, resulting in pancreatic insufficiency and pulmonary disorders. The average lifespan of with CF patients is approximately 32 years.

Diarrhea: Frequent evacuation of watery stools.

Distal: The part of the colon closest to the rectum.

                                       -i-

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Double Blind Study: An experiment designed to test the effect of a treatment or substance using groups of experimental and control subjects in which neither the subjects nor the investigators know which treatment or substance is being administered to which group.

Duodenum: Part of the small intestine attached to the end of the stomach.

EMEA: European Agency for the Evaluation of Medicinal Products; the European Union regulatory body overseeing the development, manufacture, use and sale of drugs in the European Union.

Exocrine Pancreatic Insufficiency: Decreased production and release of the enzymes produced in the pancreas, which leads to digestive problems.

Fibrosis: Formation of excess fibrous tissue characterized by increased collagen concentrations, which gives a rigid consistence to the affected tissue (scar tissue consists mainly of fibrosis).

Food and Drug Administration (FDA): Regulatory body for the development, manufacture, sale and use of drugs in the United States.

Gastric Cancer: Cancer of the cell lining of the gastric mucosa.

Gastroenterology: Internal medicine specialty devoted to the diseases and disorders of the digestive system.

Helicobacter Pylori (Hp): Bacterium with a spiral tail which lives under the gastric mucosa layer. The presence of Hp is correlated with gastritis, as well as gastric and duodenal ulcers. Hp is considered to be the most important factor in the cause of peptic ulceration and is formally classified as a Category 1 (definite) human carcinogen by the World Health Organization. Once a diagnosis of Hp infection has been established, eradication of the bacterium should be prescribed in all peptic ulcer patients to reduce the rate of ulcer recurrence.

Hepatic: Related to the liver.

Hepatitis: Inflammation of the liver due to infection or toxins.

High-Grade Dysplasia: As associated with Barrett's Esophagus, high-grade dysplasia is a condition that results from prolonged acid reflux (heartburn) which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach. This transformation makes the esophageal tissue more susceptible to cancer.

Hypertriglyceridemia: Abnormally elevated blood levels of triglyceride, a compound composed of fatty acids.

Inflammatory Bowel Diseases (IBDs): Chronic diseases of unknown cause characterized by inflammation of portions of the gastrointestinal tract. Ulcerative colitis, ulcerative proctitis (a distal form of ulcerative colitis) and Crohn's Disease constitute the group of illnesses referred to as idiopathic inflammatory bowel diseases. The course of IBDs is a succession of acute attacks followed by periods of remission. There are no cures for IBDs and the goals of therapy are to reduce symptoms during acute attacks and to maintain remission when the disease is under control.

Intent to Treat: A statistical analysis approach based on real life condition of use of a drug being tested (i.e., all data included, associated with the correct or incorrect use of the drug).

Irritable Bowel Syndrome (IBS): Functional bowel disorder which primarily affects gastrointestinal motility.

Jaundice: Yellowing of the skin caused by a build-up of a chemical called bilirubin, normally excreted in bile.

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Liver: Organ located in the top right portion of the abdominal cavity connected to the digestive tract. It secretes bile that is excreted in the duodenum, thus facilitating digestion of food in the small intestine. The liver plays a key role in the processing and storage of various products of absorption.

Lung Cancer: Cancer of the cells of the lung mucosa.

Marketing Authorization Application (MAA): Document containing all pre-clinical, clinical and CMC data collected on a drug. MAAs are submitted to regulatory authorities by manufacturers in order to obtain approval to market new chemical entities in the European Union.

Mesalamine: 5 aminosalicylic acid (5-ASA).

Motility: Ability of the gastrointestinal tract to undergo rhythmic muscular contractions.

Mucosa: Thin sheets of tissue that cover or line various parts of the body such as the mouth or digestive tract.

New Drug Application (NDA): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDAs are submitted to the FDA by manufacturers in order to obtain approval to market new chemical entities in the United States.

New Chemical Entities (NCE): Chemical substances of synthetic or biological origin which have not been tested for pharmacological activity.

New Drug Submission (NDS): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDSs are submitted to the Therapeutic Products Program of Health Canada by manufacturers in order to obtain approval to market new chemical entities in Canada.

Non-alcoholic Steatohepatitis (NASH): Disease characterized by elevated blood levels of liver enzymes, and the accumulation of fat in the liver and fibrosis. Untreated, this disease can progressively lead to cirrhosis and death. This condition is frequently found in obese patients, type II diabetics and patients with hypertriglyceridemia.

Orphan Drug: Designation granted by the FDA. This process is designed to encourage development of drugs intended for the treatment of rare diseases or conditions (affecting less than 200,000 patients for the disease in the United States). The measures include the grant of a seven-year exclusivity in the marketing of a qualified product.

Pancreas: Abdominal gland located behind the stomach and connected to the gastrointestinal tract that secretes pancreatic juice to aid digestion (pancreatic enzymes) and insulin, an essential hormone for the metabolism of sugars.

Pancreatic Juice: Alkaline secretion of the pancreas containing enzymes that aid in the digestion of protein, carbohydrates, and fats.

Pancreatitis: Inflammation of the pancreas.

Per Protocol Basis: A statistical analysis approach based on the optimal use of a drug being tested (i.e., in full accordance with the protocol established for the study).

Placebo: Inactive substances used in experimental, blinded drug studies.

Polyp: Small tumor-like growth that projects from a mucus membrane surface (i.e. colon or rectum).

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Primary Biliary Cirrhosis (PBC): A chronic cholestatic liver disease that progresses slowly towards a terminal phase characterized by jaundice, signs of decompensated cirrhosis, ascites and variceal bleeding. The prognosis averages 7 to 12 years from diagnosis to death or liver transplant.

Primary Sclerosing Cholangitis (PSC): A liver disorder characterized by an inflammatory and sclerosing process leading to a progressive reduction in the diameter of the bile ducts. Its progressive course generally leads to liver cirrhosis, portal hypertension and often death, as the bile that normally flows out of the liver instead accumulates there, resulting in an alteration of liver cells. The average survival is 4 to 10 years following diagnosis.

Rectum: Bottom last portion of the large intestine extending to the anal canal.

Stomach: Portion of the alimentary tract involved in the digestion process.

Surgical Ablation: Physical removal of unwanted tissue or other body matter.

Steatorrhea: Abnormally high fecal excretion of non-digestive fat.

Therapeutic Products Directorate (TPD): Regulatory body for the development, manufacture, sale and use of drugs in Canada.

Ulcer: Necrotic lesion characterized by a crater-like erosion of the wall of the stomach (gastric ulcer) or the duodenum (duodenal ulcer), often associated with painful symptoms.

Ulcerative Colitis/Proctitis: Chronic inflammatory disease which affects the inner mucus membrane of the colon, more often the distal portions of the colon (i.e., the rectum and sigmoid).

Ursodiol (ursodeoxycholic acid): Naturally occurring bile acid present as a minor fraction of the total human bile acids, and in greater concentrations, in the bile of certain animal species such as bears. Ursodiol is a drug indicated for the treatment of different diseases such as dissolution of gallstones, primary biliary cirrhosis and other cholestatic liver diseases.

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                                   TRADEMARKS



The names AXCAN, AXCAN PHARMA, CANASA, DELURSAN, FIV-ASA, FLUTTER, HELICIDE, LACTEOL, LANSOYL, MODULON, PHOTOBARR, PHOTOFRIN, PANZYTRAT, SALOFALK, SCANDISHAKE, TAGAMET, TRANSITOL, TRANSULOSE, ULTRASE, URSO and VIOKASE appearing in this Annual Information Form are trademarks of Axcan or one of its subsidiaries.

The following names appearing in this Annual Information Form are trademarks used under license by Axcan :

o    ADEKs is a registered trademark of Carlsson-Rensselaer Corporation ("CR").

o    AMPHOJEL and MUCAINE are registered trademarks of Wyeth-Ayerst Canada Inc.

o    COPTIN is a registered trademark of Pfizer Inc.

o    FILMTAB is a registered trademark of Abbott Laboratories.




                     SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated or deemed to be incorporated by reference in this Annual Information Form, constitute "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "future," "intend," "may," "will," "should," "predicts," "potential," "continue," and similar expressions, as they relate to Axcan or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Axcan with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. These statements should not be relied upon. Many factors could cause the actual results, performance or achievements of Axcan to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this Annual Information Form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Axcan does not intend, and does not assume any obligation, to update these forward-looking statements.

                                  ------------

Unless otherwise stated, all market size information appearing in this Annual Information Form have been provided by IMS Health Ltd., a widely accepted provider of information services specializing in medical research information.

                                       -v-

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                                  RISK FACTORS

THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AXCAN AND ITS BUSINESS, IN ADDITION TO CONSIDERING THE OTHER INFORMATION IN THIS ANNUAL INFORMATION FORM AND IN THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN. IF ANY OF THE RISKS DESCRIBED BELOW OCCUR, THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AXCAN MAY BE ADVERSELY AFFECTED.

AXCAN CURRENTLY DEPENDS ON THREE KEY PRODUCTS FOR A LARGE PORTION OF ITS SALES, AND SUBSTANTIAL SALES DECLINES IN ANY OF THEM WOULD RESULT IN AXCAN BEING UNPROFITABLE

Any factor that adversely affects the sale or price of Axcan's key products could significantly decrease Axcan's sales and profits. ULTRASE, URSO 250 and CANASA accounted for approximately 23%, 23% and 19%, respectively, of Axcan's total revenues for the year ended September 30, 2002. Axcan believes that sales of these products will continue to constitute a significant portion of its total revenues for the foreseeable future. Any significant setback with respect to any one of these products, including shipping, manufacturing, product safety, marketing, government licenses and approvals or intellectual property rights problems, would decrease Axcan's revenues.

AXCAN MAY NOT BENEFIT FROM ITS RECENT ACQUISITIONS

Axcan has made assumptions about the benefits of acquiring Laboratoires Enteris S.A.S. ("Enteris"), Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol") which it acquired in November 2001 and April 2002, respectively, and the two recently acquired products, PANZYTRAT and DELURSAN. Axcan also continues to have expectations of the benefits to be derived in the future from its acquisition of PHOTOFRIN, a product it acquired in June 2000.

Principal expectations related to Enteris and Lacteol include the continued benefits derived from sales of their portfolio of products and the ability to expand sales through the promotion of certain of Axcan's products by their sales force. Axcan has assumed that it will be able to effectively pursue its objectives notwithstanding the risks inherent in expanding into a highly regulated market which is geographically and structurally new to Axcan. If Axcan's assumptions or expectations are incorrect, its growth and financial position would be adversely affected.

Principal expectations related to PANZYTRAT and DELURSAN include their integration into Axcan's recently expanded sales force in Western Europe and their future sales growth in those European markets where they are currently sold as well as in new markets. If Axcan's assumptions or expectations are incorrect, its growth and financial position would be adversely affected.

Principal expectations related to PHOTOFRIN include future sales of PHOTOFRIN for the treatment of Barrett's Esophagus and the ability of Axcan and its commercial partners to successfully market new laser equipment and related mechanical components and fiber optic light diffusers required to activate PHOTOFRIN, as well as educate physicians about the benefits of this treatment. In particular, sales of PHOTOFRIN are dependent in part on the ability of Axcan's commercial partners to market relatively affordable laser equipment and fiber optic light diffusers. Failure by Axcan's commercial partners to effectively market such laser equipment, and the failure of such commercial partners to meet demand or the failure to achieve market acceptance of PHOTOFRIN could decrease the anticipated growth in the sales of PHOTOFRIN. Moreover, Axcan sub-contracts the manufacture of PHOTOFRIN to a third party. Axcan is in the process of transferring the manufacture of PHOTOFRIN to a new contract manufacturer. Should the new contract manufacturer be unable to meet regulatory requirements for the manufacture of PHOTOFRIN prior to the expiration of the existing manufacturing agreement, the supply of PHOTOFRIN would be interrupted and its sales would decrease as a result.

AXCAN MUST BE ABLE TO CONTINUE TO MANAGE RAPID GROWTH

Largely as a result of the acquisition of Axcan Scandipharm Inc. ("Axcan Scandipharm"), Enteris and Lacteol, Axcan has experienced a substantial increase in sales and number of employees. Sales have increased to approximately
US$133.2 million for fiscal 2002 from approximately US$87.4 million for fiscal 2000. Since September 30, 1998, the number of Axcan's employees increased from 79 to over 380. Furthermore, Axcan has


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recently, through company and product acquisitions expanded its presence in
Western Europe significantly. Since September 30, 2000, sales in Europe have increased from none for fiscal 2000 to US$15.7 million for fiscal 2002 and the number of Axcan's employees in Europe increased from none to over 140 during the same period. Axcan's failure to manage such growth effectively and to continue to improve and consolidate its management controls, reporting systems and procedures would reduce its profitability.

AXCAN RELIES ON THIRD PARTIES FOR THE SUPPLY AND MANUFACTURE OF CERTAIN PRODUCTS AND LOSS OF ACCESS TO SUCH THIRD PARTIES WOULD IMPAIR AXCAN'S ABILITY TO CARRY ON BUSINESS

Axcan depends on third parties for the supply of active ingredients and for the manufacture of most of its products. If Axcan is not able to obtain the active ingredients or products from such third parties; if the active ingredients or products do not comply with specifications; if the prices at which Axcan purchases the ingredients are significantly increased; or if such manufacturers experience shutdowns or contaminations of their facilities; or if Axcan is not able to locate alternative sources of supply in a reasonable time period, or at all, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

In particular, Axcan depends on Eurand International S.p.A. ("Eurand") for the supply of the pancreatic enzyme minitablets that Axcan markets under the trademark ULTRASE, which accounted for approximately 23% of Axcan's total revenue for fiscal 2002. Loss of this source of supply could mean that Axcan would no longer be able to market these products under the trademark ULTRASE. While potential alternative sources of pancreatic enzymes supply do exist, there is no guarantee that Axcan would be able to find a suitable replacement source of supply or successfully negotiate the terms of such replacement supply. The loss of Axcan's current source of pancreatic enzyme microspheres and minitablets would have a material adverse effect on its revenue and profitability.

Axcan also depends on Diomed Inc. ("Diomed") for the manufacture and supply of the laser equipment and fiber optic light diffusers used in conjunction with PHOTOFRIN. While other such equipment is available to activate PHOTOFRIN, the Diomed laser is less expensive, more portable, and targeted as a component of the PHOTOFRIN Barrett's Esophagus treatment, for which Axcan is seeking FDA approval. Consequently, if Diomed is unable to continue to manufacture, sell or service such laser equipment and fiber optic light diffusers, it would adversely affect Axcan's ability to market PHOTOFRIN for the treatment of Barrett's Esophagus.

Diomed also manufactures and provides optiguide fiber optic cables that are approved for use with PHOTOFRIN. Diomed's inability to supply such fiber optic cables would hinder Axcan's efforts to sell PHOTOFRIN and thus would have an adverse effect on Axcan's revenue and profitability.

AXCAN MAY NOT BE ABLE TO ACQUIRE NEW PRODUCTS OR BUSINESSES

Axcan's product line is maturing. In the future, Axcan will pursue other product and business acquisitions. However, Axcan cannot be certain that it will be able to identify appropriate acquisition candidates. If an acquisition candidate is identified, there can be no assurance that Axcan will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing business. Axcan faces significant competition from other pharmaceutical companies in acquiring products and companies which makes it more difficult to find attractive products or companies on acceptable terms. Furthermore, the negotiation of potential acquisitions could divert management's time and resources and require significant financial resources to consummate. Failure to acquire new products would diminish Axcan's rate of growth and adversely affect its competitive position.

ACQUISITIONS THAT AXCAN MAY UNDERTAKE WOULD INVOLVE A NUMBER OF INHERENT RISKS, ANY OF WHICH COULD CAUSE AXCAN NOT TO REALIZE THE BENEFITS ANTICIPATED TO RESULT.

Axcan continually seeks to expand its product line and development portfolio through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as assessing the value, strengths,


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weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction. Any one or more of these factors could cause Axcan not to realize the benefits anticipated to result from the acquisition of businesses or assets.

AXCAN MAY NOT SUCCESSFULLY DEVELOP ITS PRODUCT PIPELINE

Axcan has products at various stages of development, some of which are not yet being marketed. Regulatory approvals may not be granted for any or all of these products, and clinical trial results may not warrant further development of such products. In the event such products are marketed, they may not be accepted by physicians or patients and even if initially accepted, sales may decline thereafter. Axcan's failure to successfully develop and market its product candidates would diminish or reduce its rate of growth and adversely affect its competitive position.

AXCAN'S FAILURE TO OBTAIN FDA APPROVAL FOR ULTRASE, ITS LARGEST SELLING PRODUCT, WILL IMPAIR ITS ABILITY TO GENERATE SALES AND PROFITS

The FDA is changing its regulations so as to require companies which market pancreatic enzyme formulations to submit New Drug Applications (an "NDA") for approval. Axcan's enterically coated pancreatic enzyme microspheres and minitablets formulations marketed under the trademark ULTRASE accounted for approximately 23%, or US$30.9 million, of sales for fiscal 2002. If Axcan is unable to complete the studies that are required in order to file an NDA submission, or if it is unable to obtain FDA approval to market ULTRASE for any other reason, Axcan would no longer be able to sell ULTRASE in the United States, which would have a material adverse effect on Axcan's results of operations.

IF AXCAN'S PRODUCTS UNDER DEVELOPMENT FAIL IN CLINICAL STUDIES OR IF AXCAN FAILS OR ENCOUNTERS DIFFICULTIES IN OBTAINING REGULATORY APPROVAL FOR NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, AXCAN WILL NOT SUCCESSFULLY DEVELOP ITS PRODUCT PIPELINE AND WILL HAVE EXPENDED SIGNIFICANT RESOURCES FOR NO RETURN

Axcan recently completed a Phase III clinical study in the United States and Canada of HELICIDE, an antibacterial product potentially used for the eradication of the bacteria causing peptic ulcers, the results of which were used to file an NDA with the FDA and a New Drug Submission ("NDS") with the Therapeutic Products Directorate ("TPD") of Health Canada. The FDA has raised issues in connection with the approval of HELICIDE which must be resolved before such approval is granted. Axcan also initiated a Phase III clinical study in Canada during fiscal 2003, in order to assess the therapeutic value of PHOTOFRIN in the treatment of early stage esophageal cancer and Axcan intends to initiate a Phase II clinical study of a newly in-licensed mesalamine rectal gel. If Axcan cannot obtain regulatory approvals for these or other products which Axcan may seek to develop in the future, Axcan's rate of sales growth and competitive position will suffer.

Axcan has limited experience in obtaining regulatory approvals in the United States and Canada for new products or new indications of existing products. Axcan relies on third parties to formulate, develop and manufacture some of the materials needed for clinical trials for its products under development. Axcan also relies on third parties to conduct clinical trials. If Axcan's products are not successful in clinical trials or if Axcan does not obtain regulatory approvals, it will have expended significant resources for no return. Axcan's ongoing clinical studies might be delayed or halted for various reasons, including that products are shown not to be effective; or that Axcan does not comply with requirements concerning the investigational NDA or NDS requirements or protection of the rights and welfare of human subjects; or that patients experience unacceptable side effects or die during clinical trials; patients do not enroll in the studies at the rate Axcan expects; or that product supplies are delayed or are not sufficient to treat the patients in the studies.

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AXCAN MAY NOT BE ABLE TO OBTAIN THIRD-PARTY REIMBURSEMENT FOR THE COST OF ITS
PRODUCTS AND RELATED MEDICAL TREATMENTS

Axcan's ability to successfully market its products depends, in part, on whether appropriate reimbursement levels for its products and related treatments are available from government authorities, managed care organizations and other third-party payors. Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend towards managed healthcare in the United States and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. New legislation or regulation may affect the health care industry or third-party coverage and reimbursement, and Axcan cannot predict the effect or timing of such legislation or regulation.

In particular, on October 28, 2000 the United States Congress passed the Medicine Equity and Drug Safety Act (the "Reimportation Act"). The Reimportation Act permits pharmacists and wholesalers to import prescription drugs from Australia, Canada, Israel, Japan, New Zealand, Switzerland, South America and the countries forming part of the European Union and the European Free Trade association, that were made originally in the United States and then exported to other countries, or to import drugs made overseas. Currently, due to concerns about public safety by the Secretary of Health and Human Services, the Reimportation Act is not being applied. Prior to the law being applied by the FDA, safeguards must be established to ensure that the drugs imported comply with existing United States legislative norms (with respect to safety and effectiveness for the intended use) and with other applicable requirements of the United States Food, Drug and Cosmetics Act. In addition, the Secretary of Health and Human Services must demonstrate to Congress that the implementation of the law will pose no additional risk to the public's health and safety and will result in a significant reduction in the cost of covered products to the American consumer. Axcan does not know whether this law will be applied in the future. Currently, Axcan sells PHOTOFRIN in Japan and ULTRASE and URSO 250 in Canada and South America. Typically, prices for pharmaceutical products tend to be lower outside the United States and reimportation of these Axcan products under the Reimportation Act, if made effective, could affect the demand for Axcan's products sold in the United States or the price at which they are sold. This, in turn, could decrease Axcan's revenues or profitability.

Uncertainty also exists regarding the reimbursement status of certain newly-approved pharmaceutical products and reimbursement may not be available for some of Axcan's products. Any reimbursements granted may not be maintained, or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If Axcan's products do not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, Axcan's sales and profitability would be adversely affected.

AXCAN DEPENDS ON KEY SCIENTIFIC, SALES AND MANAGERIAL PERSONNEL FOR CONTINUED SUCCESS

Much of Axcan's success to date has resulted from the skills of certain of its officers, scientific personnel and sales force, particularly Leon Gosselin, its President, Chief Executive Officer and Chairman of the Board. If these individuals were no longer employed, Axcan might not be able to attract or retain employees with similar skills or may be unable to implement its business plan.

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE AND IS SUBJECT TO RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE THAT COULD RENDER CERTAIN OF AXCAN'S PRODUCTS AND TREATMENTS OBSOLETE OR UNCOMPETITIVE

Axcan's products face intense competition. Axcan competes with companies in North America and other countries, including major pharmaceutical and chemical companies, research and development firms, universities and research institutions. Many of Axcan's competitors have greater financial resources and marketing capabilities. Some of Axcan's competitors have greater experience in clinical testing, human clinical trials of pharmaceutical products and in obtaining regulatory approvals. Axcan's existing competitors and potential competitors may succeed in developing products or treatments that are more effective and less expensive than any products or treatments it may

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develop or license, or that may render Axcan's products or treatments obsolete.
This would adversely affect Axcan's rate of growth and competitive position.

AXCAN FACES COMPETITION FROM PRODUCTS THAT COULD LOWER PRICES AND UNIT SALES

URSO 250, Axcan's product for the treatment of certain cholestatic liver diseases, competes in the United States with ACTIGALL(TM) (Watson Pharmaceuticals) and a generic version of this drug that has been approved by the FDA, is marketed for the dissolution of gallstones and could also be prescribed for primary biliary cirrhosis ("PBC"). ULTRASE and VIOKASE, Axcan's pancreatic replacement enzyme products, are not protected by patents and therefore compete with similar products. SALOFALK and CANASA are mesalamine-based products marketed by Axcan for the treatment of certain inflammatory bowel diseases ("IBDs"), including ulcerative colitis and Crohn's Disease. As the use of mesalamine for the treatment of IBDs is not patented, SALOFALK and CANASA compete with several products containing mesalamine in controlled release tablets or capsules.

Our primary products each compete with other branded products and generic versions. Third-party payors and pharmacists can substitute generics for Axcan's products even if physicians prescribe Axcan's products by name. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against any of Axcan's products would lower prices and unit sales and would therefore have a material adverse effect on our profitability.

AXCAN IS UNCERTAIN OF THE RISKS OF FUTURE LITIGATION AND THE OUTCOME OF CURRENT LITIGATION

In general, and subject to the terms of specific agreements, Axcan has agreed to indemnify its licensors for product liability claims. There is also a risk that Axcan will be subject to product liability claims and claims for indemnification from licensors. A substantial portion of Axcan's revenues are derived, and will continue to be derived, from activities in the United States where pharmaceutical companies are exposed to a higher risk of litigation than other jurisdictions.

Currently, Axcan maintains claims-based product liability insurance coverage in regards to the commercialization of ULTRASE, PHOTOFRIN, URSO and VIOKASE (in the United States). Axcan cannot be certain that existing or future insurance coverage available to it will be adequate to satisfy any or all current or future product liability claims and defense costs.

Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits in the United States alleging, among other things, that the enzyme products that it markets under the trademark ULTRASE cause fibrosing colonopathy (a disease affecting the colon and characterized by the formation of scar tissue) in cystic fibrosis ("CF") patients. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, non-suited in another and settled 10. At this time, it is difficult to predict the potential number of future fibrosing colonopathy-related claims against Axcan Scandipharm. It is estimated that there are approximately 30,000 CF patients in the United States. An article published in 1997 in the New England Journal of Medicine co-authored by the Cystic Fibrosis Foundation and the FDA undertook a retrospective analysis of 29 CF patients with fibrosing colonopathy compared to 105 control cystic fibrosis patient between 1991 and 1994. An article presented at the Cystic Fibrosis Foundation's annual meeting in Fall 2001 identified 37 new cases of fibrosing colonopathy as reported to the Cystic Fibrosis Foundation for the period 1995 to 1999. The identities of patients in these articles have not been disclosed, and therefore, Axcan Scandipharm does not know whether the 12 lawsuits are from these groups. So, the total amount of Axcan Scandipharm's product liability exposure is uncertain.

In addition, Eurand (the supplier of pancreatic enzymes) and its parent at the time, American Home Products Corporation ("AHP"), filed suit against Axcan Scandipharm and Carlsson - Rensselaer Corporation ("CR") (the product's licensor) in the Philadelphia County Court of Common Pleas in March 1998, seeking reimbursement for defense costs and settlement amounts in fibrosing colonopathy lawsuits previously settled by Eurand and AHP, as well as a declaration that Axcan Scandipharm or CR must provide indemnification against future claims. The parties have agreed to settle this dispute through arbitration, which is now proceeding. Currently, the amount at issue is in excess of US$34 million. Both Axcan Scandipharm and CR have filed cross-claims against each other and counterclaims against Eurand and AHP. The outcome of this arbitration and availability of insurance coverage is uncertain.

Axcan Scandipharm has recorded provisions in the amount of approximately
US$2.9 million to cover any future liabilities in connection with indemnification claims by Eurand and AHP, as well as those lawsuits discussed above, that may not be covered by insurance. While Axcan believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or any future claims could exceed insurance coverage and provisions made to date, which would adversely affect Axcan's operating results and liquidity and may impair its ability to conduct business.

AXCAN'S BUSINESS IS SUBJECT TO LIMITATIONS IMPOSED BY GOVERNMENT REGULATIONS

Governmental agencies in the countries in which Axcan conducts business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing in addition to governmental review and final approval before products can be marketed. Governmental authorities in such countries also regulate the research and development, manufacture, testing and safety of products, and therefore, the cost of complying with governmental regulations can be substantial.

Requirements for approval can vary widely from country to country. A product must be approved by regulatory authorities in each country in which a company intends to market it, prior to the commencement of marketing in such country. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. There is no assurance that Axcan will obtain regulatory approvals in such countries or that it will not incur significant costs in obtaining or maintaining such regulatory approvals. Moreover, the regulations applicable to Axcan's existing and future products may change.

Government regulations also require detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures and marketing and distribution methods, all of which significantly increase the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing existing and products. Moreover, regulatory measures adopted by governments provide for the possible withdrawal of products from the market and, in certain cases, suspension or revocation of the required approvals for their production and sale.

Failure to obtain necessary regulatory approvals; the restriction, suspension or revocation of existing approvals; or any other failure to comply with regulatory requirements would restrict or impair Axcan's ability to market its products and continue operating.

AXCAN RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND MAY NOT BE ABLE TO PROTECT ITS OWN INTELLECTUAL PROPERTY

Axcan's continued success will depend, in part, on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. Proprietary rights in certain of Axcan's products are held by third parties. Axcan cannot be certain that licenses, rights or patents used by it will not be contested by third parties.

To protect its own intellectual property, Axcan has historically relied on patents and on trade secrets, know-how and other proprietary information, as well as requiring its employees and other vendors and suppliers to sign confidentiality agreements. However, confidentiality agreements may be breached, and Axcan may not have adequate remedies for any breach. Third parties may gain access to Axcan's proprietary information or may independently develop substantially equivalent proprietary information. Axcan's inability to protect and maintain intellectual property rights in its products may impair its competitive position and adversely affect its growth. If a lawsuit is commenced with respect to any alleged patent or trademark infringement by Axcan, the uncertainties inherent in such litigation make the outcome difficult to predict, and the costs that Axcan may incur as a result may have an adverse effect on its profitability.

AXCAN'S REVOLVING CREDIT FACILITY IMPOSES IMPORTANT RESTRICTIONS ON IT.

Axcan's revolving credit facility requires it to maintain specified financial ratios. The credit agreement also contains customary covenants relating to Axcan's ability to incur additional indebtedness, make future acquisitions, enter into certain related party transactions, consummate asset dispositions, incur capital expenditures and make restricted payments. All of these restrictions may limit Axcan's ability to expand, pursue its business strategies and obtain additional funds. Axcan's ability to meet these financial ratios and comply with these covenants may be affected by changes in business conditions or results of operations, adverse regulatory developments and other events beyond Axcan's control. Axcan cannot be sure that it will meet these financial ratios or continue to comply with these covenants. Failure to comply with these restrictions may result in the occurrence of an event of default under the credit facility. Upon the occurrence of an event of default, the lender may terminate the credit facility and demand immediate payment of all amounts borrowed by Axcan under that facility, which would adversely affect Axcan's financial condition.

ADDITIONAL FINANCING WILL CAUSE INCREASED DILUTION, AN INCREASE IN DEBT LEVELS, OR BOTH

The research, development, manufacturing and marketing of products and the acquisition of new products and companies requires the application of considerable financial resources, while the revenues that are generated from such products may not be realized for a number of years. If Axcan requires additional capital to fund such activities, it may seek additional debt, equity financing, or both. If Axcan increases its debt levels, it may be restricted in its ability to raise additional capital and may be subject to various financial and restrictive covenants which may impede its ability to grow or carry on its business. If Axcan issues additional equity, holders of common shares will suffer dilution of their ownership interest, which could be substantial. There can be no assurance that Axcan will be successful in securing such financing.

AXCAN'S QUARTERLY RESULTS MAY FLUCTUATE

Axcan's quarterly operating results have fluctuated in the past and may continue to fluctuate in the future. Factors, many of which are not within Axcan's control, that could cause quarterly operating results to decline include the size and timing of product orders, which can be affected by customer budgeting and buying patterns. Often, customers will buy in advance of pre-announced price increases or in anticipation of price increases, thus shifting revenue from one fiscal quarter to another. Axcan's quarterly selling, general, administrative, and research and development expenses are relatively fixed. As a result, if customer buying patterns cause revenue shifts from one fiscal quarter to another, Axcan's net income for the subsequent quarter may not meet the market's expectations.

AXCAN'S COMMON SHARES ARE SUBJECT TO MARKET PRICE VOLATILITY

Market prices for the securities of pharmaceutical companies, including Axcan's, have historically been highly volatile, and from time to time the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in operating results which do not correspond to market expectations, future acquisitions, public announcements, concerns as to the safety of drugs, timing and approvals of product candidates, and general market conditions may have an adverse effect on the market price of the common shares.

ANTI-TAKEOVER PROVISIONS COULD DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER OFFER THAT COULD BE BENEFICIAL TO SHAREHOLDERS

Axcan has adopted a shareholder rights plan designed to protect shareholders from unfair and coercive takeover strategies. This plan could have the effect of preventing a takeover bid by substantially increasing the number of common shares outstanding if a bid is made (unless the board of directors waives the operation of the plan or the bid complies with the terms of the shareholder rights plan), thus rendering a takeover bid prohibitively expensive or dilutive for the bidder. In addition, the shareholder rights plan could dissuade a potential bidder from even making a bid. See "Shareholder Rights Plan".

Furthermore, some of the provisions in Axcan's articles of incorporation and bylaws could delay or prevent a third party from acquiring Axcan or replacing members of Axcan's board of directors, even if the acquisition or the replacements would be beneficial to Axcan's shareholders. Such provisions include the fact that shareholders cannot amend Axcan's articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment; Axcan's board of directors can issue preferred shares without shareholder approval with any terms, conditions, rights and preferences that the board determines; and shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders' meetings. These provisions could also reduce the price that certain investors might be willing to pay for common shares and result in this market price being lower than it would be without these provisions.

                                      AXCAN

Axcan Pharma Inc. ("Axcan") was incorporated under the CANADA BUSINESS CORPORATIONS ACT on May 6, 1982 under the name 115391 Canada Inc. On February 14, 1983, Axcan changed its name to Interfalk Canada Inc. and on October 1, 1993, it amalgamated with Axcan Holdings Ltd., its parent corporation, under the name Interfalk Canada Inc. which was changed to Axcan Pharma Inc. on July 12, 1994. On October 30, 1995, Axcan's Articles were amended to delete the private company restrictions, redesignate the existing Class "A" shares and Class "B" shares as common shares and preferred shares, respectively, and consolidate the common shares on a 0.44 for one basis. On June 6, 2000 Axcan's Articles were amended again to create 14,175,000 Series A preferred shares and 12 million Series B preferred shares. Axcan's head office is located at 597 Laurier Blvd., Mont Saint-Hilaire, Quebec, J3H 6C4, Canada.

Where reference is made to Axcan in this Annual Information Form, the term includes Axcan Pharma Inc., its predecessors and its direct and indirect subsidiaries and their predecessors collectively, unless the context otherwise requires. The following chart shows the jurisdictions of incorporation of Axcan and its operating subsidiaries. All of the outstanding shares of such subsidiaries or associated corporations are owned directly or indirectly by Axcan.

                                                          ------------------
                                                           AXCAN PHARMA INC.
                                                               (CANADA)
                                                          ------------------
                                                                  I
                                                                  I
         -------------------------------------------------------------------------------------------------------------------
         I                             I                          I                             I                          I
         I                             I                          I                             I                          I
  ------------------           -----------------       -----------------------         --------------------          -------------
  Axcan Pharma U.S.,           Axcan Scandipharm           Axcan Pharma S.A.           Axcan Pharma PDT Inc           Axcan Pharma
   Inc. (Delaware)                    Inc.                      (France)                     (Barbados)              (Ireland) Ltd.
  ------------------               (Delaware)              (formerly Lacteol -         --------------------          --------------
                               -----------------        merged with Enteris as
                                                         of February 3, 2003)
                                                       -----------------------

                       GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations primarily in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. Axcan seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval; one, an additional indication for a currently marketed product and the other, an indication for a new product. Axcan also has a number of pharmaceutical projects in various phases of development. Axcan reported revenue of US$133.2 million and earnings before financial expenses, interest income, amortization and income taxes of US$40.5 million for the fiscal year ended September 30, 2002.

For fiscal 2002, sales of Axcan's three principal products, ULTRASE, URSO 250 and CANASA, accounted for approximately 23%, 23% and 19%, respectively, of Axcan's total revenue and purchases from one supplier, Eurand, accounted for approximately 30% of the total cost of goods, as compared to 38% in fiscal 2001 and 39% in fiscal 2000. Much of Axcan's recent sales growth is derived from sales in the United States and following recent acquisitions, in France. Revenue from sales of Axcan's products in the United States was US$100.1 million (75.1% of total revenue) for fiscal 2002, compared to US$84.6 million for fiscal 2001, and US$71.5 million for fiscal 2000. In Canada, revenue was US$17.4 million (13.1% of total revenue) for fiscal 2002, compared to US$18.5 million for fiscal 2001 and US$16 million for fiscal 2000. In Europe, revenue was US$15.7 million (11.8% of total revenue) for fiscal 2002, compared to US$1.4 million for fiscal 2001.

Historically, Axcan's revenue has been principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write prescriptions for Axcan's products. These gastroenterologists write prescriptions for their patients, who, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers, or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

In addition to its marketing activities, Axcan carries out research and development of products at an advanced stage of development which it acquires or licenses from third parties. By combining its marketing expertise with its research and development experience, Axcan distinguishes itself from specialty pharmaceutical companies that focus solely on distribution of products and offers potential licensors the prospect of rapidly expanding the potential market for their products. As a result, Axcan is presented with opportunities to profitably acquire or in-license products that have been advanced to the late stages of development by other companies. This focus on products in late-stage development enables Axcan to avoid the significant risks and expenses associated with new drug development.

Over the past several years, Axcan has experienced rapid growth by acquiring several products and businesses. In November 2001, Axcan acquired Enteris and in April 2002, it acquired Lacteol, both located in France. In December 2002, Axcan acquired PANZYTRAT, a pancreatic enzyme mainly sold in Germany and the Netherlands, and in January 2003, Axcan acquired DELURSAN, a 250 mg ursodiol preparation for the French market. These acquisitions will better enable Axcan to expand its business in Western Europe.

RECENT ACQUISITIONS

ENTERIS

On November 7, 2001, Axcan acquired Enteris, a company specializing in the distribution of gastrointestinal products in France. Enteris has since been merged with Lacteol and is now known as Axcan Pharma S.A. The products marketed by Enteris include TAGAMET (treatment of gastric or duodenal ulcers), TRANSITOL and TRANSULOSE (both of which are for the treatment of constipation). The purchase price was US$23 million and was paid out of Axcan's cash on hand and existing credit facilities. This acquisition broadened Axcan's product portfolio and established an operating base and platform from which to sell certain of its products into France and, eventually, expand in Western Europe.

Enteris reported revenue of approximately US$8.9 million in fiscal 2002.

LACTEOL

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Lacteol, which subsequently changed its name to Axcan Pharma S.A. and has been merged with Enteris. This company is specialized in the manufacturing and distribution of gastrointestinal products in France including LACTEOL (treatment of diarrhea) and owns the proprietary LACTOBACILLUS strain. The acquisition cost, including transaction expenses, amounted to US$13.1 million, and was paid through the issuance of 365,532 common shares of Axcan and payment of US$8.4 million in cash.

Lacteol reported revenue of approximately US$5.9 million in fiscal 2002.

PANZYTRAT

On November 29, 2002, Axcan acquired various marketing authorizations and intellectual property rights, including patents and trademarks related to the PANZYTRAT pancreatic enzyme product line from Abbott Laboratories. PANZYTRAT products consist of enterically coated microtablets for the treatment of exocrine pancreatic insufficiency and are marketed in several countries. The greater portion of PANZYTRAT sales is reported in Germany, the third largest pharmaceutical market worldwide, as well as in the Netherlands.

PANZYTRAT recorded net sales of US$16.7 million for the 12 months preceding the date of the transaction.

The purchase price of US$45 million was paid using Axcan's cash on hand.

DELURSAN

On January 20, 2003, Axcan acquired various marketing authorizations and intellectual property rights including patents and trademarks to DELURSAN
(250 mg ursodiol tablets), for the French market, from Aventis Pharma S.A. DELURSAN is indicated for the treatment of cholestatic liver diseases, including Primary Biliary Cirrhosis, Sclerosing Cholangitis and liver disorders related to Cystic Fibrosis.

DELURSAN recorded net sales of US$8 million for the 12 months preceding the date of the transaction.

The purchase price of US$22.8 million was paid using Axcan's cash on hand.

EQUITY FINANCE

On July 4, 2002, the Solidarity Fund QFL (the "Solidarity Fund") and Axcan entered into an agreement (the "Equity Line Agreement") whereby the Solidarity Fund has committed to invest up to US$14.1 million in Axcan's common shares. Axcan is under no obligation to draw down upon this stand-by equity facility.

The Solidarity Fund initially purchased 208,044 common shares at a price of US$14.42 for total proceeds of US$3 million. Additional common shares for the remaining US$11.1 million of the Solidarity Fund's initial commitment may be issued at the sole option of Axcan subject to certain conditions specified in the Equity Line Agreement. This option can be exercised from time to time until July 3, 2003. The issue price for these additional shares will be determined by a formula based on the current market price of Axcan's common shares each time the option is exercised.

The Equity Line Agreement also provides for increasing the funds available under this facility up to an additional US$15 million of Axcan common shares to finance potential future acquisitions. The issuance of these additional shares and their issue price, terms and use of proceeds are subject to approval by the respective boards of Axcan and the Solidarity Fund as well as regulatory approval.

                                BUSINESS OF AXCAN

AXCAN PRODUCTS

Axcan's focus is in the field of gastroenterology, which includes gastrointestinal diseases and disorders such as symptoms related to cystic fibrosis. A discussion of the regulatory process follows under the heading "Regulatory Environment".

The following table presents an overview of Axcan's principal products approved or under development, setting forth for each product, (1) the indication for which each product in a product line is approved or under development, (2) the territory where Axcan is focusing and (3) the regulatory status of the product:

PRODUCT/INDICATION                                               TERRITORY                 REGULATORY STATUS
------------------------------------------------------------------------------------------------------------------------
ULTRASE
    Exocrine pancreatic insufficiency                            United States, Canada     Marketed

URSO AND RELATED PRODUCTS
    URSO 250
    Cholestatic liver diseases (including Primary Biliary
      Cirrhosis and Primary Sclerosing Cholangitis)              Canada                    Marketed
    Primary Biliary Cirrhosis                                    United States             Marketed
    Non-Alcoholic Steatohepatitis                                United States, Canada     Phase II studies

    URSO DS
    Cholestatic liver diseases (including Primary Biliary
      Cirrhosis and Primary Sclerosing Cholangitis)              Canada                    Approved
    Primary Biliary Cirrhosis                                    United States             Phase III studies completed
    Primary Sclerosing Cholangitis                               United States             Phase III studies

    URSODIOL DISULFATE
    Prevention of the recurrence of colorectal polyps            Worldwide                 Preclinical

    NCX-1000 (ursodiol derivative)
    Portal hypertension                                          United States             Phase I studies,
                                                                 (under option)            IND cleared (U.S.)
                                                                 Canada, Poland
                                                                 and France

SALOFALK (tablets, suspensions, suppositories)
    SALOFALK
    Inflammatory bowel diseases (distal ulcerative colitis,
      ulcerative proctitis, ulcerative colitis and
      Crohn's Disease)                                           Canada                    Marketed

SALOFALK 750 mg TABLETS
    Ulcerative colitis                                           Canada                    Phase III studies

CANASA
    CANASA 1 g SUPPOSITORIES
    Ulcerative proctitis                                         United States             Phase III studies

CANASA 500 g SUPPOSITORIES
    Active ulcerative proctitis                                  United States             Marketed
    Active ulcerative proctitis (pediatric study)                United States             Phase IV studies

PRODUCT/INDICATION                                               TERRITORY                     REGULATORY STATUS
------------------------------------------------------------------------------------------------------------------------
    CANASA / SALOFALK RECTAL GEL
    Distal ulcerative colitis                                    United States, Canada           Phase III studies

VIOKASE
    VIOKASE
    Exocrine pancreatic insufficiency                            United States, Canada and       Marketed
                                                                 Poland

    VIOKASE 16
    Steatorrhea                                                  United States, Canada and       Marketed MAA submitted(1)
    Exocrine pancreatic insufficiency                            Poland

PHOTOFRIN

    PHOTOFRIN
    Esophageal cancer                                            United States, Canada, Japan,   Marketed
                                                                 United Kingdom, France,
                                                                 Portugal, Poland, Ireland,
                                                                 Austria, Israel,

                                                                 Netherlands, Finland, Iceland,  Approved
                                                                 Denmark, Italy, Belgium,
                                                                 Sweden, Norway,
                                                                 Luxembourg, Korea

                                                                 China, Czech Republic,          MAA equivalent submitted(1)
                                                                 Bulgaria, Taiwan

    High-grade dysplasia associated with Barrett's Esophagus     United States, Canada           SNDA/SNDS submitted

    Bladder cancer                                               Canada                          Approved

    Gastric and cervical cancers and cervical dysplasia          Japan                           Marketed

    Lung cancer                                                  United States, Canada, Japan,   Marketed
                                                                 France, United Kingdom,
                                                                 Portugal, Austria, Poland,
                                                                 Germany, Israel

                                                                 Netherlands, Finland, Iceland,  Approved
                                                                 Denmark, Italy, Ireland,
                                                                 Belgium, Sweden, Greece,
                                                                 Norway, Luxembourg

                                                                 China, Czech Republic,          MAA equivalent submitted(1)
                                                                 Bulgaria, Taiwan

PHOTOBARR
    High-grade dysplasia associated with Barrett's Esophagus     Europe                          MAA submitted(1)

PANZYTRAT

    Exocrine pancreatic insufficiency and pancreatic
    enzyme deficiency                                            Argentina, Brazil, Bulgaria,    Marketed
                                                                 Columbia, Czech Republic,
                                                                 Germany, Greece, Hungary,
                                                                 Italy, Luxembourg,
                                                                 Netherlands, Poland, Romania,
                                                                 The Russian Federation, the
                                                                 Slovak Republic, Switzerland

DELURSAN
    Cholestatic liver diseases (including Primary
      Biliary Cirrhosis                                          France, Morocco                 Marketed

PRODUCT/INDICATION                                               TERRITORY                     REGULATORY STATUS
------------------------------------------------------------------------------------------------------------------------
    and Primary Sclerosing Cholangitis)

------------------------------------------------------------------------------------------------------------------------

MODULON

    Relief of symptoms associated with Irritable
      Bowel Syndrome (IBS)                                      Canada                         Marketed
    MODULON SR
    Pain-predominant Irritable Bowel Syndrome (IBS)             Worldwide                      Preclinical

HELICIDE
    HELICIDE
    HELICOBACTER PYLORI eradication                             United States, Canada          NDA/NDS filed
                                                                Europe                         Phase III studies completed

    HELICIDE 14 days
    HELICOBACTER PYLORI eradication                             Europe                         Phase III studies planned

-------------------------
(1)  Marketing Authorization Application.

Market sizes appearing in the descriptions below refer to actual or potential annual aggregate sales for the relevant drug and not actual or potential annual sales of Axcan. The market size data below does not represent Axcan's sales figures, as important factors must be considered, including successful product development, competition, the degree of Axcan's market penetration and the dilution of revenues resulting from royalty and other payments under license or agreements with third parties. Axcan believes that prescription trends indicate potential future sales trends, since prescriptions drive the demand for Axcan's products, and has therefore included such figures for products when available.

ULTRASE

Axcan markets under the trademark ULTRASE certain pancreatic enzyme microspheres and minitablet formulations designed to help patients with exocrine pancreatic insufficiency, as associated with, but not limited to, cystic fibrosis, to enable better digestion of food. In the United States, ULTRASE is marketed under grandfather status rules adopted by the FDA.

In the United States, the total market for coated pancreatic enzymes is estimated to be US$95 million and ULTRASE has approximately 29% of this market. Sales of ULTRASE were approximately US$30.9 million for fiscal 2002.

In Canada, the total market for pancreatic enzymes is estimated to be US$9.4 million; ULTRASE has approximately 4% of this market. Sales of ULTRASE were less than US$500,000 for fiscal 2002.

There are a number of competing pancreatic enzyme formulations including PANCREASE(R) (Ortho-McNeil Pharmaceutical) and CREON(R) (Solvay Pharmaceuticals, Inc.).

In anticipation of new FDA regulations, Axcan has completed a Phase III study of ULTRASE, which may serve as the basis of an NDA submission for the treatment of exocrine pancreatic insufficiency, once FDA regulations are issued.

URSO 250 AND RELATED PRODUCTS

EXISTING INDICATIONS

In the United States, Axcan is marketing URSO 250 for the treatment of Primary Biliary Cirrhosis (PBC). URSO 250 was granted an orphan drug status by the FDA in December 1997, giving Axcan seven-year marketing exclusivity for the treatment of PBC. In Canada, Axcan is marketing URSO 250 for the treatment of cholestatic liver diseases and disorders, including PBC.

In the United States, the total market for ursodiol (ursodeoxycholic acid - the active ingredient in URSO 250) is approximately US$105 million. URSO 250 has approximately 23% of this market in total prescriptions and approximately 26% of this market in total sales for fiscal 2002. Sales of URSO 250 in the United States amounted to approximately US$25.8 million for fiscal 2002.

In Canada, the total market for ursodiol is estimated to be US$4.4 million and has been stable between 2001 and 2002. Sales of URSO 250 in Canada amounted to approximately US$4.4 million for fiscal 2002.

In the United States there is currently no therapy specifically approved to be marketed for the treatment of PBC other than URSO 250. However, other products are being prescribed. ACTIGALL(TM) (Watson Pharmaceuticals), a product currently approved and marketed for gallstone dissolution as associated with active weight loss, is being prescribed for the treatment of various liver diseases including PBC. Generic versions of ACTIGALL(TM), an FDA-approved product, are being marketed for the dissolution of gallstones but can also be prescribed for PBC. In Canada, Axcan is the only company which markets ursodiol for the treatment of cholestatic liver diseases.

NEW FORMULATIONS

Axcan developed a new formulation containing 500 mg of ursodiol in each tablet called URSO DS. URSO DS was recently approved in Canada and will be launched in the first half of 2003 for the treatment of cholestatic liver diseases. Axcan also intends to file an sNDA in the United States during the second half of fiscal 2003 for the use of URSO DS in the treatment of PBC.

NEW INDICATIONS

Axcan's research and development program on ursodiol covers the following new indications:

NON-ALCOHOLIC STEATOHEPATITIS (NASH): NASH is a serious liver disorder that has been recognized as a distinct condition only within the last 15 years. It is one of the most common liver diseases in Western countries affecting 10% to 20% of the general population, with prevalence increasing to 57% to 74% in obese persons. In this condition, fat deposits in liver cells causing cell enlargement and sometimes cell damage. The main causes of NASH include obesity, high dietary intake of saturated fats, excessive alcohol consumption, and diabetes mellitus. Liver damage associated with fatty liver is common in people who drink alcohol excessively but also occurs in the absence of excessive alcohol consumption. To date, there is no established treatment. With the increasing prevalence of diabetes and obesity, NASH can be expected to become an increasingly important problem. Currently no medications reduce or reverse the liver damage.

Axcan conducted a 175-patient Phase II study to confirm whether URSO 250 has the potential to improve liver functions in NASH patients. Final results of this study show that URSO 250, although safe and well tolerated at a dose of 13-15 mg/kg/day, is not an effective therapy for patients with NASH. The drug, after a two year follow-up period, was not associated with improved liver biochemistry or liver history. The use of higher doses of ursodiol or its combination with other drugs (antioxydants) could be explored in order to fully evaluate the potential of ursodiol in this condition. Axcan does not intend to pursue the development of URSO 250 as a treatment for NASH.

PRIMARY SCLEROSING CHOLANGITIS (PSC): In Canada, URSO 250 is already approved for the treatment of cholestatic liver diseases, including PSC. In the United States, a Phase III study on the efficacy of URSO DS for the treatment of PSC has been initiated at seven clinical sites, including the Mayo Clinic. This long-term study is financed by a US$3.5-million grant from the National Institutes of Health and will involve 150 patients. The study should be completed and final results available during fiscal 2007.

RECURRENCE OF COLORECTAL ADENORMATEOUS POLYPS: Colorectal cancer occurs when cells that line the colon become abnormal and grow uncontrollably. It is estimated that colorectal cancer is one of the most common occurring cancers with more than 130,000 new cases diagnosed, causing more than 46,000 cancer-related deaths each year in the United States. A polyp is a small "lump" growing from the lining of the colon. Colon polyps should be removed to prevent the development of colon cancer. While colon polyps begin as benign tumors, some may develop into cancer. This risk increases as the polyp grows larger. The most important colorectal polyp is the adenoma, a small benign tumor growing to about 2 cm in size. Colonic adenomas are common and are estimated to occur in more than 20% of the population and, in the majority of patients, there is no ill effect on health. Colonic adenomas are more common with increasing age. Colonic adenomas are often precursors of colorectal cancer. Generally, the larger the polyp, the greater the probability that the polyp will have undergone malignant change and contains cancer.

Axcan has completed a Phase II study of the effectiveness of URSO 250 in preventing the recurrence of colorectal adenomateous polyps in the United States and Canada, for which 792 patients were randomized. While the results of the interim analysis of the Phase II were favourable, a final analysis was conducted on the 594 patients who completed the one-year follow-up period (297 on URSO
250 versus 307 on placebo). This final analysis confirmed a trend in the sub-group of patients suffering from early stage colorectal cancer at baseline: a 26% reduction of polyp recurrence rate occurred in the URSO 250 group when compared to placebo, both in terms of mean number of recurring polyps at one year (0.67 vs 0.90) and the average size of the polyps (0.23 vs 0.31). In the overall study population however, no statistically significant difference between the two groups was observed in terms of mean number of recurring polyps (0.97 vs 1.04) and average polyp size (0.30 vs 0.28). As a result, Axcan will not be pursuing the development of URSO 250 for the treatment of this indication.

NEW GENERATION OF URSODIOL

Axcan is currently studying the possibility of using a new ursodiol derivative; ursodiol disulfate, in the treatment of recurring colorectal adenormateous polyps. Preliminary results of studies conducted with ursodiol disulfate showed that it reduces the number of aberrant crypts in a rat model of colon cancer. Aberrant crypts are considered early abnormal changes in the intestinal lining that are precursors to colon cancer. In a small pilot study, where rats were injected with the carcinogen azoxymethane, a 23% reduction in the total number of aberrant crypts in the colon was observed after four weeks in those animals treated with this new ursodiol formulation compared to control models. Ursodiol disulfate alone fed to rats had no adverse effects on the appearance of the lining of the colon. Long-term animal studies are ongoing to determine the effect of ursodiol disulfate on the time of appearance, the number, and the size of colonic tumors in the azoxymethane rat model of chemically-induced colon cancer. This study is expected to be completed and results available during the second quarter of fiscal 2003. If noted trends are confirmed in the final analysis, Axcan will then initiate animal toxicity studies, followed by Phase I studies. See "Business of Axcan - Licensing and Intellectual Property Protection".

NCX-1000, a nitric oxide-releasing derivative of ursodiol, is in preclinical development for the treatment of portal hypertension, a complication of chronic liver diseases. Several animal studies have already shown the pharmacological effects of NCX-1000 on portal hypertension. Experimental models of cirrhosis demonstrated that this compound reduces portal pressure by decreasing intrahelpatic resistance, rather than through direct effects on the portal vasculature. The FDA recently accepted the application of Axcan and NicOx S.A. ("NicOx") for an Investigational New Drug. Axcan and NicOx intend to initiate 50-patient Phase I clinical studies during the second quarter of fiscal 2003. Completion of all clinical studies should occur during calendar 2008. See "Business of Axcan Licensing and Intellectual Property Protection".

SALOFALK and CANASA

EXISTING INDICATIONS

SALOFALK and CANASA are mesalamine-based products sold by Axcan for the treatment of certain inflammatory bowel diseases, such as Crohn's Disease and ulcerative colitis.

In Canada, Axcan markets the SALOFALK product line (tablets, suspensions and suppositories) for the treatment of certain IBDs, including ulcerative colitis and Crohn's Disease. In Canada, the market for existing mesalamine therapeutic products totals approximately US$34.7 million. SALOFALK is estimated to have 27% of this market in total sales and sales have grown by 9.4% between 2001 and 2002. Sales of SALOFALK in Canada were US$8.5 million for fiscal 2002.

In the United States, CANASA is being marketed for the treatment of ulcerative proctitis. The total market for rectal mesalamine is approximately
US$68 million. Canasa has approximately 50% of this market in total prescriptions and approximately 32% of this market in total sales for fiscal 2002. Sales of CANASA in the United States were approximately US$25.7 million for fiscal 2002. As agreed with the FDA at the time of approval of this product in the United States, Axcan is conducting a Phase IV pediatric study on the use of CANASA suppositories in children for the treatment of active ulcerative proctitis. This 50-patient study should be completed during fiscal 2004.

Competition comes from oral or topical corticosteroids and steroid enemas. Since these competing drugs are associated with significant side effects, other agents have been used. Sulfasalazine, for example, has been shown to be effective in preventing relapses in both ulcerative colitis and Crohn's Disease. However, it has been associated with a significant incidence of side effects. Free 5-aminosalicylic acid (5-ASA, also known as mesalamine) is a safer therapy for the treatment of IBDs and is being used as a single entity in controlled-release dosage forms. As the use of mesalamine for the treatment of IBDs is not patented, several products containing mesalamine in controlled-release tablets or capsules are on the Canadian market, including Asacol(TM) (The Proctor & Gamble Company), Mesasal(TM) (SmithKline Beecham
Plc), and Dipentum(TM) (Pharmacia Corporation).

NEW FORMULATIONS

Axcan recently completed a 114-patient Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Results should be available during the first half of fiscal 2003. Axcan intends to submit the results of this study for approval in Canada during the third quarter of fiscal 2003.

Axcan recently completed the clinical portion of 100-patient Phase III trial in North America on a new 1g formulation of mesalamine suppositories for the treatment of ulcerative colitis. This study evaluated the evolution of the clinical symptoms of the disease during the induction of remission. This new formulation is administered once a day and should improve the compliance of patients who would normally need a twice a day regimen with the current 500 mg suppositories. Results will be available during the third quarter of fiscal 2003. Filing of an sNDA in the United States is expected during the fourth quarter of fiscal 2003, and approval in the United States is anticipated during the second half of fiscal 2004.

Axcan recently in-licensed from Gentium SpA ("Gentium"), an Italian company, exclusive rights to develop and market in North America a new mesalamine rectal gel to be developed for the treatment of distal ulcerative colitis. Axcan intends to initiate, during the second quarter of fiscal 2003, an open-label, randomized 180-patient Phase III study to assess the evolution of the clinical symptoms of the disease during the induction of remission by this new formulation. This study will be supported by two 50-patient placebo-controlled studies. Results should be available at the end of the first quarter of fiscal 2004. Axcan expects to submit regulatory filings for approvals in the United States and Canada during the first half of fiscal 2004. See "Business of Axcan-Licensing and Intellectual Property Protection".

VIOKASE

EXISTING INDICATIONS

Axcan markets under the brand name VIOKASE non-enterically coated pancreatic replacement enzymes, both in the United States and in Canada, as digestive aids for the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency as associated with, but not limited to, chronic pancreatitis and surgical ablation of the pancreas.

In the United States, the total market for uncoated pancreatic enzymes is estimated to be approximately US$69 million and Axcan has approximately 14% of this market. Sales of VIOKASE in the United States were US$8.6 million for fiscal 2002. In Canada, the total market for pancreatic enzymes is estimated to be approximately US$9.4 million and Axcan has approximately 4% of this market. Axcan does not actively market VIOKASE in Canada.

There are a number of competing pancreatic enzyme formulations, including PANCREASE(R) (Ortho-McNeil Pharmaceutical) and CREON(R) (Solvay
Pharmaceuticals, Inc.)

NEW INDICATIONS

In response to a FDA request which was submitted to all companies marketing pancrelipase preparations, Axcan is conducting a Phase III study on the efficacy of VIOKASE for the treatment of Steatorrhea in patients suffering from pancreatic insufficiency. This cross-over, 30-patient study should be completed by the end of fiscal 2003. The results are intended to be used to file an NDA as soon as the FDA regulations are issued.

PHOTOFRIN

EXISTING INDICATIONS

Axcan markets (directly or through distributors) PHOTOFRIN in North America, Europe, and other selected markets, for the treatment of esophageal and lung cancer, as well as certain types of gastric cancers and cervical dysplasia. PHOTOFRIN is the first photosensitizer commercially approved for use in photodynamic therapy, an innovative medical therapy based on the use of light-activated drugs. As a treatment for cancer, PHOTOFRIN is injected into a patient intravenously and after a short period of time, selectively accumulates in tumor cells. Activation of PHOTOFRIN by a non-thermal laser light at the tumor site produces a toxic form of oxygen that destroys cancer cells. Unlike other currently available therapies, PHOTOFRIN offers a lower risk of damage to adjacent healthy tissue thereby allowing for repeated treatment without limiting future therapeutic options.

According to statistics published in a February 2001 article in Scrip, a pharmaceutical industry newsletter, the incidence of non-small cell lung cancer in the United States is approximately 152,000 patients, and approximately 12,300 patients in the United States suffer from esophageal cancer.

Total sales of PHOTOFRIN were US$3.8 million for fiscal 2002. There are currently no other photosensitizers approved in the United States, Canada or Europe for the treatment of esophageal and lung cancer, gastric cancer or cervical dysplasia.

NEW INDICATIONS

Based on scientific studies completed to date, Axcan estimates that approximately 20 million Americans suffer from chronic heartburn and that approximately 10% to 20% of these Americans are likely to develop Barrett's Esophagus. Of these, approximately 90% are likely to have metaplasia, an early-stage abnormal transformation of tissue and approximately 10% are likely to have dysplasia. These scientific studies also indicate that patients with Barrett's Esophagus have a probability of developing esophageal cancer at a 50% greater rate than people without this condition. There is currently no approved treatment to reverse the condition and decrease the risk of developing cancer. Symptoms can be treated with a variety of acid suppressants, but surgical removal of the esophagus, called an esophagectomy, is currently the only curative treatment for patients with high-grade dysplasia or Barrett's Esophagus.

Barrett's Esophagus is the term given to a change that occurs in the lining of the lower esophagus in a proportion of patients with longstanding gastro-esophageal reflux. Normally, the esophagus is lined with squamous (flat) cells which makes the esophagus smooth and slippery to aid the passage of food. For reasons that are not understood, in some patients with longstanding reflux, the squamous cell lining is replaced by columnar (tall) cells, similar to those which are normally found in the stomach. This change can be identified histologically by taking biopsies of this area at the time of upper gastrointestinal endoscopy. It is thought that 10 to 20 million people in the United States experience acid reflux problems. People with severe reflux problems are more likely to have Barrett's Esophagus, which is estimated to affect approximately 700,000 adults in the United States. A small proportion of patients with Barrett's Esophagus develop cancer (adenocarcinoma) in the esophagus. This usually develops over a period of years and can be predicted by the finding of pre-cancerous changes (dysplasia) on biopsies, thus allowing treatment at an early stage before the cancer spreads.

Axcan conducted a 208-patient study, and compared PHOTOFRIN Photodynamic ("PDT") in combination with omeprazole (2 mg/kg intravenously followed by laser light-delivery at a wavelength of 630 nm within 48-72 hours up to a maximum of 3 courses followed by oral administration of omeprazole), to the administration of omeprazole alone. In this analysis, 138 patients in the PHOTOFRIN PDT group and 70 patients in the comparative group were followed for a minimum 2-year period (between 2 and 3.5-years). Esophageal cancer occurred in only 13% of patients treated with PHOTOFRIN PDT compared to 28% of patients treated with omeprazole alone, a 54% reduction that is highly statistically significant.

PHOTOFRIN (which is intended to be marketed under the brand name PHOTOBARR in Europe) has been filed in the United States, Canada and Europe for the treatment of high-grade dysplasia associated with Barrett's Esophagus. Orphan drug designation has been granted in the United States and Europe. Approval is expected during fiscal 2003 in Canada and the United States and shortly thereafter in Europe.

Axcan is also conducting an additional 5-year follow-up study, called Phobar 02, involving most of the 75 patients who completed the original clinical trials in order to track the effects of the treatment over a longer period of time.

PANZYTRAT

PANZYTRAT products consist of enterically coated microtablets for the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency and are marketed in several countries. The greater portion of PANZYTRAT sales are in Germany, the third largest pharmaceutical market worldwide, as well in the Netherlands.

PANZYTRAT net sales were reported as being US$16.7 million for the 12 months preceding its acquisition by Axcan.

DELURSAN

DELURSAN is a ursodiol preparation marketed in France and is indicated for the treatment of cholestatic liver diseases, including Primary Biliary Cirrhosis, Sclerosing Cholangitis and liver disorders related to Cystic Fibrosis.

DELURSAN net sales were reported as being US$8 million for the 12 months preceding its acquisition by Axcan.

MODULON

MODULON, a motility regulator, is Axcan's product candidate for the treatment of the relief of symptoms associated with IBS. Sales in Canada amounted to US$2.6 million for fiscal 2002.

Axcan and its partner, Labopharm Inc., are developing a controlled-release formulation of MODULON for the treatment of pain predominant IBS. Pharmacokinetic studies should be completed in the second half of fiscal 2003. If results of this study are positive, Axcan will evaluate the economics of initiating a Phase II study. This new slow-release formulation of MODULON would allow patients to take their medication once a day instead of the current rate of three times per day.

HELICIDE

EXISTING FORMULATION

HELICIDE is Axcan's product candidate for the eradication of the Helicobacter Pylori (Hp) bacterium. It is a patented bismuth-based single capsule triple therapy that has the potential to be used for the eradication of Hp. It contains the equivalent of 40 mg of bismuth biskalcitrate (bismuth), 125 mg of metronidazole and 125 mg of tetracycline hydrochloride (tetracycline), and is administered in combination with a proton pump inhibitor.

The discovery in 1983 of the Helicobacter Pylori organism is one of the major advances in gastroenterology in recent decades. This discovery has revolutionized the approach to many upper gastrointestinal disorders, especially the peptic ulcer disease. Helicobacter Pylori causes a spectrum of disease in humans, including gastritis, ulcer disease (gastric and duodenal), gastric cancer and gastric lymphoma. Thus, Helicobacter Pylori infection is a condition of enormous importance throughout the world. It is estimated that approximately 10% of the world's population will develop peptic ulcer disease at some time in their lives, and more than 90% of duodenal ulcers and as many as 70% of gastric ulcers, are due to Helicobacter Pylori infection.

Axcan conducted a 275-patient Phase III trial comparing the HELICIDE regimen
(3 single-triple capsules given 4-times a day, plus omeprazole 20 mg twice a day) to the widely used OAC combination (omeprazole, amoxicillin and clarithromycin). On a per-protocol basis (results in full accordance with the protocol established for the study), the eradication rates observed were 92% for the group treated with HELICIDE versus 87% for the group treated with OAC. On an intent-to-treat basis (results including all data associated with the correct or incorrect use of the drug), the eradication rates were 88% and 83%, for HELICIDE and OAC, respectively. In addition, although in all study patients at baseline, 40% had a metronidazole-resistant strain, and 11% had a clarithromycin-resistant strain, metronidazole resistance was overcome and Helicobacter Pylori eradication was achieved in 86% of metronidazole-resistant patients treated with HELICIDE on a per-protocol basis, and in 80% on an intent-to-treat basis. On the other hand, only 23% of clarithromycin-resistant patients were successfully treated with OAC on a per-protocol basis and 21% on an intent-to-treat basis. These results confirm that HELICIDE is statistically and clinically comparable to OAC and that HELICIDE has the potential to be used as a first-line therapy for the eradication of Helicobacter Pylori.

An NDA has been filed in the United States and an NDS has been filed in Canada in respect of HELICIDE as used for the eradication of Helicobacter Pylori. Following the receipt of a non-approvable letter from the U.S Food and Drug Administration in August 2002, Axcan recently submitted an amendment to its NDA. The amendment addressed FDA questions related to the non-approval including manufacturing issues at one of five contract manufacturing sites involved in the production of HELICIDE for Axcan. Axcan is currently working with the FDA and the manufacturer in question to resolve all remaining issues. Axcan anticipates Canadian approval during the first half of fiscal 2003 and United States approval during the second part of fiscal 2003. Filing in Europe should occur in the latter part of fiscal 2003 or the beginning of fiscal 2004.

NEW FORMULATIONS

Axcan plans to initiate a new HELICIDE clinical study in Europe, with a 14-day duration treatment without omeprazole instead of 10 day duration. This new regimen, if proven as effective as the original 10-day therapy in eradicating the Helicobacter Pylori bacterium, could be offered as an alternative to markets in developing countries where significant cost containment is a priority. Clinical studies are intended to be initiated at the beginning of fiscal 2004 and final results are expected to be available at the end of fiscal 2004.

OTHER DRUGS MARKETED BY AXCAN

Axcan markets SCANDISHAKE and SCANDICAL, two high-energy caloric supplements which help cystic fibrosis patients gain and maintain their weight. Axcan also markets ADEKs, a fat-soluble multivitamin supplement marketed in chewable tablets and pediatric drops, and FLUTTER, a mucus clearing device that aids pulmonary ventilation and expectoration by loosening mucus and liquefying mucus secretions that obstruct the airway of cystic fibrosis patients.

In Canada, Axcan also markets LANSOYL, a mineral-based laxative jelly, as well as the AMPHOJEL and MUCAINE antacid product lines, which are available in tablet and liquid dosage forms and are sold, without prescription, as over-the-counter products in pharmacies.

In France, Axcan also markets TAGAMET, indicated for the symptomatic treatment of gastric or duodenal ulcers, TRANSULOSE and TRANSITOL, both of which are indicated for the symptomatic treatment of constipation and LACTEOL, which is indicated for the treatment of diarrhea.

For fiscal 2002 these products, in the aggregate, accounted for revenue of US$22.8 million.

SALES AND MARKETING

Axcan's sales and marketing force is comprised of 188 professionals, of which 152 are sales representatives and managers and 36 are in marketing. Of these 188 professionals, 27 are located in Canada, 111 in the United States and 52 in France.

In Canada, Axcan sells its products to approximately 212 hospitals and 160 wholesale drug companies, who in turn distribute Axcan's products to pharmacies. Axcan's major products are included in most provincial drug benefit formularies and are promoted by Axcan to gastroenterologists and internal medicine specialists with a particular interest in gastrointestinal diseases, as well as to colorectal surgeons. The 11 sales professionals located in Canada visit each doctor in their territory an average of ten times per year and attend many of the educational seminars and international medical meetings organized by Axcan and co-sponsored by the Canadian Association of Gastroenterology.

In the United States, Axcan sells its products to most major wholesale drug companies and distributors, who in turn distribute Axcan's products to chain and independent pharmacies, hospitals and mail order organizations. The 78 sales professionals located in the United States operate according to a multi-level selling system. The first level of professionals calls on high-volume prescribing physicians and cystic fibrosis centers; the second level visits exclusively potential and current PHOTOFRIN centers, hepatologists and transplant centers; and a last group of managed care specialists target exclusively third-party payors, clinical pharmacists and formularies administrators.

For the fiscal year ended September 30, 2002, the following three pharmaceutical wholesalers accounted for over 50% of Axcan's total sales: Cardinal Health, Inc. (33%), McKesson HBOC, Inc. (19%), and Bergen Brunswig, Inc. (10%).

In North America, increasingly, third-party payors such as private insurance companies and drug plan benefit managers aim to rationalize the use of pharmaceutical products and medical treatments. Moreover, large drug store chains now account for an increasing portion of the retail sales of prescription medicines. The pharmacists and store managers of such retail outlets are under pressure to reduce the number of items in inventory so as to reduce the costs. As a result of these recent changes to the marketing environment for prescription pharmaceutical drugs, Axcan enters into retail distribution agreements for its prescription products with pharmacies and other retail outlets that provide for minimum inventory levels of Axcan's products and thereby ensure proper inventory levels at the point of sale.

In France, Axcan sells its products to distributors, who in turn distribute them to wholesale drug companies, who in turn distribute them to pharmacies. Axcan's major products are included in the national drug benefit formularies and the 46 sales professionals located in France regularly visit high-prescribing physicians to promote Axcan's products.

This international sales structure is complemented by Axcan's sponsorship of high-level international medical meetings on topics related to Axcan's products and research activities. Most such medical meetings are organized by Axcan and sponsored by the Canadian Association of Gastroenterology. Two of these medical meetings, "Trends in Inflammatory Bowel Disease Therapy" and "Helicobacter
Pylori: Basic Mechanisms to Clinical Cure" have gained worldwide recognition and allow researchers and gastroenterologists from around the world to meet and exchange information. These events are recognized by leading institutions and continuing medical education credits are awarded to attendees. As a consequence, Axcan is recognized not only as a supplier of quality products, but also as an important link in the continuous medical education process. These events are summarized in hardcover publications that are distributed to healthcare providers in Canada, the United States and elsewhere around the world.

Finally, Axcan founded and continues to provide a literature service for the medical community. These publications are aimed at providing pharmaceutical and medical specialists with a means of keeping in touch with the scientific community and advances in research and development. This service is comprised of abstracts taken from over 650 medical journals published in approximately
50 countries, is published on a regular basis and covers topics pertaining to basic research, diagnoses, and various therapies related to gastroenterology and cystic fibrosis.

RESEARCH AND DEVELOPMENT

Axcan's research and development strategy concentrates on two main areas: further development of acquired products and development of existing products, including testing the efficacy of such products in other indications. This strategy allows Axcan to minimize the level of risk associated with new drug development and also to reduce the amount of time typically required to develop and obtain new product approvals.

Axcan typically uses its own scientific affairs staff to carry out clinical trial protocol development, validate case report forms, and monitor clinical trial sites. Axcan also coordinates the financial aspects of clinical studies conducted by third parties. Specific tasks, such as data entry and the compilation of biostatistics are contracted out to third parties. Pre-clinical toxicology and pharmacology studies are also contracted to research organizations. The preparation and submission of INDs or NDAs is contracted out to a consulting firm with whom Axcan's research and development personnel maintains an open and frequent line of communication.

Research and development expenses were US$8 million for fiscal 2002, compared to approximately US$6.1 million for fiscal 2001. For fiscal 2000, research and development expenses were approximately US$6.2 million.

LICENSING AND INTELLECTUAL PROPERTY PROTECTION

A patent is a statutory monopoly that grants to the patentee exclusive rights to use the patented invention during the term of the patent. In Canada and the United States, as in most other countries, the term of patent protection is 20 years from the date the patent application was filed. A drug is patentable if it meets the criteria of being "new," "useful" and "non-obvious." Depending on whether a particular drug is patentable and the relative costs associated with obtaining the patent, an inventor will either apply for a patent in order to protect the drug or rely on the common law protection afforded to trade secrets.

A company may also enter into licensing agreements with third-party licensors in order to obtain the right to make, use and sell certain products, thereby gaining access to know-how, secret formulas and often patented technology. The value of a license is generally enhanced by the existence of one or more patents. A license gives the licensee access to developed and, in many cases, tested technology and provides the licensee faster and often less expensive entry into the market. Licensing also establishes relationships, which may provide access to additional products or technology or may lead to joint ventures or alliances affording the licensor and the licensee an opportunity to evaluate each other's products and technology. This is also true, to a lesser extent, for distribution relationships. Axcan has entered into several of these types of agreements.

ULTRASE: Axcan Scandipharm is the owner of the trademark ULTRASE and markets particular pancrelipase microspheres and minitablets as ULTRASE and ULTRASE MT. Under a supply agreement entered into in 1991, Eurand granted to CR the right to register, manufacture and market ULTRASE on an exclusive basis in the United States and Canada. CR sublicensed its rights to Axcan Scandipharm under a supply agreement which terminated in 2001.

Pursuant to a letter agreement dated May 16, 2000, Eurand has agreed to continue to supply to Axcan Scandipharm the current formulations of ULTRASE previously sublicensed to Axcan Scandipharm from CR under the 1991 CR agreement, until the earlier of: (a) the termination of the new product agreement entered into between the parties on the same date discussed below; (b) three years after the new generation of enterically-coated pancreatic enzymes to be marketed under the trademark ULTRASE is launched; (c) two and one-half years from the effective date of the new product agreement if Axcan Scandipharm has not launched the new enterically-coated pancreatic enzymes to be marketed under the trademark ULTRASE in the United States by that date and an NDA is not required; or (d) five and one-half years from the effective date of the new product agreement if Axcan Scandipharm has not launched the new generation pancreatic enzymes to be marketed under the trademark ULTRASE in the United States by that date and an NDA is required. Axcan Scandipharm pays to Eurand a royalty of 5% of net sales of ULTRASE. The letter agreement may be terminated upon the failure by either party to fully perform any material provision of the agreement if such failure continues for a period of 60 days after written notice of such non-performance.

On May 16, 2000, Axcan Scandipharm also entered into a new development, license and supply agreement directly with Eurand which grants Axcan Scandipharm the right to market a new generation of pancrelipase minitablets with a new enteric coating to be manufactured by Eurand and marketed and sold by Axcan Scandipharm on an exclusive basis in North America and Central and South America under the trademark ULTRASE. This agreement is for a period of 10 years with automatic renewals for subsequent periods of two years and contains similar termination provisions as the Eurand letter agreement discussed above. Axcan Scandipharm will pay Eurand licensing fees totalling US$3.5 million over a period of three years from the date of the agreement, contingent on the attainment of certain milestones in connection with development of the new enterically-coated pancreatic enzymes to be marketed under the trademark ULTRASE. Axcan Scandipharm will pay to Eurand royalties of 6% on the first US$30 million of annual net sales by Axcan Scandipharm and 5% on annual net sales in excess of US$30 million, subject to minimum royalty payments of US$750,000, US$1 million and US$1.5 million in the first three years, respectively following the launch of the new generation of pancrelipase enzymes to be marketed under the trademark ULTRASE.

URSODIOL: Axcan developed ursodiol for the Canadian market in collaboration with Falk Pharma GmbH ("Falk") and acquired the rights to manufacture, use and market ursodiol in the United States on March 23, 1993 through the acquisition of the shares of Axcan Pharma U.S., Inc. that it did not already own. In April 1999, Axcan entered into two agreements with Sanofi-Synthelabo S.A. of France ("Synthelabo") that secured Axcan's right to manufacture, use and market ursodiol as URSO 250 for the treatment of PBC in Canada and the United States. These agreements effectively renew Axcan's rights over this drug, which were the result of a previous 10-year agreement with Synthelabo, which expired in 2000. For Canada, Axcan acquired full ownership of the patent relating to ursodiol for the treatment of PBC, which expires in 2010. The new license agreement for the United States is valid until the expiration of the patents in 2007.

In 1994, Axcan, Mitsubishi-Tokyo Pharmaceuticals, Inc., a Japanese pharmaceutical company which manufactures ursodiol, and a research institute, entered into an agreement to undertake various research projects with respect to ursodiol. Thus far, these projects have resulted in Axcan being granted an exclusive license (except for Japan) to (1) use ursodiol with respect to the treatment of a cholestatic liver disease (which is the object of a United States patent) and (2) use, subject to the payment of royalties, ursodiol for the treatment of colorectal cancer (which is also the object of a United States patent and of patent application in several other countries, including in Canada and Europe). In both instances, the term of the license is the greater of 10 years or the life of such patent, and the research institute reserves the right to terminate the license if it is not confident of Axcan's intent to develop ursodiol commercially for the treatment of the diseases.

On September 20, 2000, Axcan entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF"), an operating division of Children's Hospital Medical Centre of Cincinnati, Ohio, for a series of sulfated derivatives of ursodeoxycholic acid compounds ("SUDCA" or "ursodiol disulfate"). According to the terms of this agreement, Axcan has the exclusive worldwide rights to commercially exploit a series of patented SUDCA developed by CHRF in consideration of (i) a one-time licensing fee of US$589,000 which was paid in full on January 23, 2002; (ii) payments of up to US$425,000 upon validation of the proof of concept by CHRF in connection with the use of ursodiol disulfate to prevent the recurrence of colorectal adenomateous polyps; (iii) royalties based on a certain percentage of sales; and (iv) bonus payments upon achievement of certain milestones. CHRF's ursodiol disulfate is currently in pre-clinical trials and may constitute a significant improvement over regular ursodiol for the prevention of recurrence of colorectal adenomateous polyps. These compounds could also be a useful means to prevent cholestasis induced by total parenteral malnutrition. Axcan believes that one of the main advantages of these sulfated compounds is that they can be delivered in high concentrations to the colon. They also have a powerful stimulatory effect on bile flow and their high water solubility could make them particularly well-suited for intravenous administration for the treatment of liver-related cholestatic diseases.

In May 2002, Axcan signed a co-development and licensing agreement with NicOx for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, Axcan has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States. Axcan and NicOx will jointly share the cost of the future development of NCX-1000 until the completion of Phase II clinical studies. Axcan will thereafter conduct the required Phase III clinical studies and will be responsible for regulatory filings in the exclusively licensed territories. Axcan had an obligation to pay NicOx a minimum of US$500,000 on or before December 31, 2002. Axcan has in fact paid NicOx the sum of US$1 million and will pay other option or milestone payments totalling up to US$18.5 million at various stages of development. Axcan also agreed to pay royalties of up to 12% on net sales of the product.

SALOFALK and CANASA: Axcan developed SALOFALK in collaboration with Falk. Axcan owns the trademark SALOFALK in Canada and CANASA in the United States and the product line marketed under these trademarks is not subject to a patent.

On October 10, 2002, Axcan acquired from Gentium exclusive rights to develop and market in North America a patented 4 gram rectal gel formulation of mesalamine for the treatment of active distal ulcerative colitis. In return,

Axcan will make milestone payments totalling approximately US$1.5 million the majority of which will be paid upon approval in the United States. Axcan will also pay a royalty of 4% on net sales of the product for a 10-year period from the date of the product's launch.

VIOKASE: In 1996, Axcan acquired from Wyeth-Ayerst Canada Inc. the worldwide rights to VIOKASE and the right to market the product in Canada. In 1997, Axcan also acquired marketing rights in the United States and the trademark VIOKASE for Canada, the United States and certain other countries from AHP and A.H. Robins Company, Inc. Axcan owns the trademark VIOKASE for North, Central and South America and the product is not subject to a patent.

PHOTOFRIN: In June 2000, Axcan has purchased from QLT Inc. the trademark PHOTOFRIN for the United States, Canada and all other countries where it has been registered as a trademark or used in marketing. Axcan also purchased, licensed or sublicensed from QLT Inc., as the case may be, the worldwide rights of QLT Inc. to PHOTOFRIN. As part of the transaction, Axcan acquired a European subsidiary of QLT Inc. which holds the European registration rights for PHOTOFRIN. The last of the patents which form part of the acquired assets expires in April 2013. As part of the acquisition, Axcan has agreed to assume QLT Inc.'s obligation to pay royalties of 5% on net sales of PHOTOFRIN to Health Research Inc., pursuant to arrangements under which Axcan will be a sublicensee of the technology that QLT Inc. has licensed from Health Research Inc.

In August 2000, Axcan and Diomed entered into a five-year exclusive development and supply agreement following FDA clearance of a new laser developed by Diomed. According to the terms of this agreement, Diomed will supply clients for PHOTOFRIN with 630 PDT diode lasers and optical delivery fibers for use in photodynamic therapy ("PDT") in conjunction with PHOTOFRIN. The FDA clearance of the Diomed laser is the first approval of a diode laser for use with PHOTOFRIN in PDT. Pursuant to the terms of the transaction between Axcan and QLT, as a result of the FDA clearance, Axcan has paid to QLT Inc. a milestone cash payment of US$5 million. On November 2, 2000, Axcan advanced approximately US$1 million to Diomed to enable Diomed to acquire components necessary in the manufacture of the 630 PDT diode lasers. In September 2001, Diomed executed a promissory note, whereby Diomed has until January 1, 2004 to repay the amounts so advanced by Axcan. The sums outstanding under the promissory note bear interest at an annual rate of 8.5% and are secured by Diomed's inventory. The promissory note contains usual terms and conditions, including early termination and remedies upon default.

In January 2002, Axcan entered into a sublicense agreement for a 10-year period with Grupo Ferrer International, S.A. ("Grupo Ferrer"), a Spanish company based in Barcelona, for the distribution of PHOTOFRIN in Spain, Portugal and Greece. As part of the agreement, Grupo Ferrer will assume responsibility for completing the regulatory approval of PHOTOFRIN in all countries that are part of its exclusive territory. Axcan was granted a right of first refusal for a five-year period with respect to the distribution of a gastrointestinal product developed or acquired by Grupo Ferrer in Canada and the United States. Grupo Ferrer has also agreed to provide gastrointestinal products to Czet Pharma, Axcan's Polish affiliate, for sale by Czet Pharma in Poland. Discussions are ongoing between Axcan and Grupo Ferrer in order to have Grupo Ferrer assume the distribution of PHOTOFRIN as well as responsibility for completing regulatory approvals in all Central and South American countries. However, there can be no guarantee that an agreement to this effect will be concluded.

PANZYTRAT: In November 2002, Axcan acquired from Abbott Laboratories certain assets related to the distribution, marketing and sale of the pancreatic enzyme product used to enhance the digestion of fats which is commonly marketed under the trademark PANZYTRAT and other trademarks. The product is subject to patents assigned to Axcan Pharma S.A. (formerly Lacteol) directly from Abbott Laboratories. The know-how and trade secrets relating to the product is the object of a perpetual unrestricted license from Abbott Laboratories. Trademarks in relation to the product, including, among others, the trademark PANZYTRAT, were assigned directly from Abbott Laboratories to Axcan Pharma S.A. Furthermore, Axcan is granted a five-year non-exclusive license to use the trademark FILMTAB owned by Abbott Laboratories.

DELURSAN: In December 2002, Axcan Pharma S.A. acquired from Laboratoire Aventis and Aventis Pharma S.A. certain intellectual property and commercial rights to ursodeoxycholic acid-based products marketed under the trademark DELURSAN, (including the rights to this trademark for France) for France and Morocco. The product is not subject to any patent.

MODULON: In 1997, Axcan acquired gastroenterology products previously marketed in Canada by Jouveinal Canada Inc. which included MODULON. Axcan owns the trademark and the product is not subject to a patent.

HELICIDE: In January 2000, Axcan entered into a worldwide (excluding Australia and New Zealand) licensing agreement, which was amended in November 2000 to provide Axcan exclusive rights in the territories covered by the agreement for a series of patents covering triple and quadruple therapies for Hp eradication with Exomed Australia PTY Limited, Gastro Services PTY Limited, Ostapat PTY Limited, and Capability Services PTY Ltd., all of which are Australian companies and co-owners of the patents. The agreement expires on the later of (1) the date the patents expire or (2) December 31, 2008. The claims of these patents cover the treatment of duodenal ulcer disease (and in some countries reflux esophagitis and gastric ulcer) through the eradication of Hp using a bismuth compound together with two or more antibiotics. Axcan has paid approximately US$1.64 million cash for the license and will pay a royalty based on sales once the product is approved.

In May 1999, Axcan acquired the rights to a single capsule technology to be used for HELICIDE that it did not already own from Gephar S.A., in an asset swap transaction whereby Axcan sold to Gephar S.A. its interest in Axcan Ltd., a manufacturer and distributor of the PROTECTAID(TM) contraceptive sponge.

OTHER DRUGS MARKETED BY AXCAN: Axcan acquired distribution rights to SCANDISHAKE, SCANDICAL, FLUTTER and ADEKs for Canada in 1997 from Jouveinal Canada Inc. In 1999, it acquired the rights to these products for the United States by acquiring Scandipharm. Axcan owns these trademarks and the products are not subject to a patent except for FLUTTER, which is the subject of patent protection in several countries, the last of which expires in August 2016.

In 1997, Axcan acquired gastroenterology products previously marketed in Canada by Jouveinal Canada Inc., including LANSOYL. Axcan owns the trademarks and these products are not subject to a patent. In 1994 Axcan acquired the rights to the formulation and the Canadian regulatory authorization of the products sold under the AMPHOJEL and MUCAINE trademarks as well a license from Wyeth-Ayerst Canada Inc. to use these trademarks in Canada.

Axcan acquired rights to the gastrointestinal products marketed by Enteris (now known as Axcan Pharma S.A.), including TAGAMET (treatment of gastric or duodenal ulcers), TRANSITOL and TRANSULOSE (both of which are for the treatment of constipation), as part of its acquisition of Enteris. Axcan owns, through Enteris, the trademark TAGAMET for France and the Principality of Monaco. Axcan owns, through Enteris, the trademarks TRANSITOL and TRANSULOSE. TAGAMET is the object of a patent held by SmithKline Beecham Laboratories, and Enteris was granted a license by the patent owner. TRANSULOSE and TRANSITOL are the objects of patents held by Schwarz Pharma S.A. and Enteris was granted licenses by the patent owner.

In April 2002, Axcan acquired all of the shares of Lacteol (now Axcan Pharma S.A.) which is the owner of all of the intellectual property rights to the antibacterial composition for the treatment of HP marketed by Lacteol under different trademarks including the trademark LACTEOL. The antibacterial composition is subject to patents registered in the name of Lacteol and a French research institute for the territory of France and Europe. Certain know-how and trade secrets regarding the Lactobacillus Acidophilus strain were also acquired by Axcan as part of this acquisition.

HUMAN RESOURCES

As of September 30, 2002, the end of Axcan's most recently completed fiscal year, Axcan employed 388 persons. As of January 24, 2003, Axcan employed
387 persons, of whom 151 work in production and quality control, 25 in research and development, 152 in sales, 36 in marketing, and the balance in administration. Of these employees, 104 are located in Canada, 135 are located in the United States and 148 are located in France. In Canada, Axcan has a collective agreement having a term of 10 years and expiring in March 2007 which covers 43 employees, all of whom are non-management employees. Pursuant to the terms of the collective agreement, salary disputes are settled through binding arbitration. Salary levels were last reviewed in March 2002. In France, Axcan's employees are subject to the Convention Collective Nationale de l'Industrie Pharmaceutique, a collective agreement which applies to the entire pharmaceutical industry. Axcan believes that relations with both its unionized and non-unionized employees are good.

FACILITIES

Axcan owns a 31,000 square foot building in Mont-Saint-Hilaire, Quebec. This building houses the administrative, marketing and pharmaceutical manufacturing operations as well as the research and development facilities of Axcan in Canada. In fiscal 1998, Axcan acquired a 115,000 square foot property next to its Mont-Saint-Hilaire facilities which will be used to expand Axcan's facilities during calendar 2003. The building and real estate owned by Axcan is subject to a hypothec in favor of its lenders, pursuant to credit facilities described under "Selected Consolidated Financial Information - Liquidity and Capital Resources."

Axcan Scandipharm leases approximately 20,000 square feet of office space in Birmingham, Alabama under a lease expiring in December 31, 2005. Under this lease, Axcan Scandipharm pays annual rent which escalates over the term of the lease and averages between US$345,000 and US$385,000, plus an amount equal to a pro rata share of operating expenses.

Enteris leases approximately 3,617 square feet of office space in Paris, France under a lease expiring in September 2009, but that Axcan may and intends to cancel on September 30, 2003. Under this lease Enteris pays a quarterly rent of approximately US$29,613.

Lacteol leases a 606,837 square feet office space in Houdan, France under a lease expiring in December 2007. Under this lease Lacteol pays a monthly rent of approximately US$69,487. The building is indirectly owned by Axcan and is subject to a security interest in favour of Axcan's lenders as described under "Selected Consolidated Financial Information - Liquidity and Capital Resources".

ENVIRONMENT

Axcan generates a small amount of hazardous waste that is disposed of by certified third-party carriers. Axcan believes that compliance with environmental regulations has no material impact on capital expenditures, earnings or Axcan's competitive position. Axcan periodically mandates reviews of its compliance with environmental laws and regulations to ensure continued compliance with applicable norms.

LEGAL PROCEEDINGS

Axcan Scandipharm is a party to several legal proceedings related to the product line it markets under the trademark ULTRASE.

In 1994, the FDA received complaints that certain enzyme supplements may cause strictures in the colon (later identified as fibrosing colonopathy). In May 1997, the New England Journal of Medicine published an article coauthored by the Cystic Fibrosis Foundation and the FDA in which they conducted a retrospective analysis of 29 cystic fibrosis patients with fibrosing colonopathy compared to 105 control cystic fibrosis patients between 1991 and 1994. The study concluded that in young children with cystic fibrosis, there was a strong relation between high daily doses of pancreatic enzyme supplements and the development of fibrosing colonopathy. The study's findings supported recommendations that the daily dose of pancreatic enzymes for most patients should remain below 10,000 units of lipase per kilogram of body weight.

In the Fall of 2001, an article was presented at the Cystic Fibrosis Foundation's annual meeting entitled Fibrosing Colonopathy (FC) - A Retrospective Analysis Of U.S. Cases 1995 - 1999, detailing that during such five-year span, 37 new cases of fibrosing colonopathy were diagnosed. This article also concluded that fibrosing colonopathy cases are associated with prolonged ingestion of high doses of pancreatic enzyme supplements.

Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, non suited in another and settled 10. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carrier has defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance), should lawsuits be filed in the future.

It is estimated that there are 30,000 cystic fibrosis patients in the United States. The New England Journal of Medicine article discussed above identified 29 cystic fibrosis patients with fibrosing colonopathy between 1991 and 1994 from a survey sent to 114 cystic fibrosis care centers in the U.S. representing a total of 20,000 cystic fibrosis patients. The article entitled Fibrosing Colonopathy (FC) - A Retrospective Analysis Of U.S. Cases 1995 - 1999 discussed above identified 37 new fibrosing colonopathy cases between 1995 to 1999 as reported to the Cystic Fibrosis Foundation from 1995 to 1999. The identities of the patients in the articles discussed above have not been disclosed, and Axcan Scandipharm does not know whether the 12 lawsuits to date are from these groups. Therefore, the total amount of Axcan Scandipharm's product liability exposure is uncertain.

Eurand (the supplier of the pancreatic enzymes) and its parent at the time, AHP, filed suit against Axcan Scandipharm and CR (the product's licensor) in the Philadelphia County Court of Common Pleas on March 6, 1998 seeking reimbursement of defense costs and settlement amounts in fibrosing colonopathy lawsuits previously settled by Eurand and AHP, as well as a declaration that Axcan Scandipharm or CR must provide indemnification against future claims. This lawsuit is based on contractual and common law indemnity issues and the parties have agreed to settle their dispute through arbitration. The arbitration has commenced and the plaintiffs claim to the amount at issue is in excess of US$34 million. Both Axcan Scandipharm and CR have filed cross-claims against each other and counterclaims against Eurand and AHP. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs. The majority of the US$34 million claimed relates to a patent dispute settlement agreement between the plaintiffs and Axcan. Axcan Scandipharm paid to AHP and Eurand approximately US$1.2 million with respect to two previous lawsuits under threat of product supply termination and denial of access to inspection of Eurand's manufacturing facility (a requirement imposed by a former merger partner of Axcan Scandipharm). Axcan Scandipharm had previously settled with one of its insurance carriers the contractual liability claims related to this issue and, to date, one of Axcan Scandipharm's insurance carriers is denying coverage for the AHP and Eurand indemnification claims.

As at September 30, 2002, Axcan has recorded reserves in the amount of approximately US$2.9 million to cover any future liabilities in connection with the indemnification claims and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While Axcan believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or of any future claims could exceed insurance coverage and amounts currently accrued.

If Axcan Scandipharm is not successful in its defense of these claims or future lawsuits, losses could exceed its insurance coverage and provisions made to date and would be borne directly by it. If Axcan's losses exceed its insurance coverage and its provisions, Axcan would experience a material adverse impact on its results of operations and liquidity and may impair its ability to conduct business.

Axcan is involved in other routine litigation matters which Axcan believes not to be material.

                             REGULATORY ENVIRONMENT

THE DEVELOPMENT PROCESS FOR NEW DRUGS

Before launching a new drug, a pharmaceutical company must demonstrate to regulatory authorities in the countries in which it intends to market the new drug, such as the FDA in the United States and the Therapeutic Products Directorate in Canada ("TPD"), that the drug is both effective and safe. Based on industry reports in North America, it takes an average of 15 years for an experimental drug to reach the market at an average cost of US$500 million. These reports indicate that on average, for every 5,000 compounds that enter pre-clinical testing, approximately five proceed to human testing and no more than one is ultimately approved for marketing.

The typical drug development and approval process in North America is described.

PRE-CLINICAL TESTING

Through research involving the isolation or synthesis of new chemical entities
(NCEs) and the evaluation of their biological activity, potentially marketable prototypes are selected. Once selected for development, an NCE is initially tested in the laboratory and in several animal species before being evaluated in humans. A typical pre-clinical study program takes approximately 6.5 years to complete and involves laboratory and animal toxicology tests designed to assess the safety and potential efficacy of the product. The data generated during pre-clinical studies is extrapolated to evaluate the potential risks compared to the potential benefits of using the drug in humans under specific conditions of use.

INVESTIGATIONAL NEW DRUG APPLICATION

After completing the required number of pre-clinical studies, the sponsor of the new drug must submit to the FDA or the TPD an Investigational New Drug Application (IND). The IND must contain all available data gathered during pre-clinical testing as well as a comprehensive description of the proposed study to be conducted in humans. The IND must also contain chemistry, manufacturing and control (CMC) data on both the active drug substance and the final dosage form (e.g., tablet, capsule, injectable, etc.) to be used in the clinical studies. Finally, the data contained in the IND must provide sufficient evidence of the safety of the drug to justify using it in humans. Each time a sponsor intends to initiate a new study in humans, a new IND application must be submitted to the appropriate regulatory body.

CLINICAL STUDIES

During clinical studies, the drug must undergo a series of evaluations in humans, including healthy volunteers and patients with the targeted disease or condition. There are three generally accepted phases of clinical studies:

PHASE I. These studies take an average of 18 months to complete and are conducted in a limited number of healthy volunteers. The goal of these studies is to establish initial data regarding the tolerance and safety of the drug in humans, to evaluate the drug's pharmacological actions and to establish the absorption, distribution, metabolism and excretion profile of the compound in humans.

PHASE II. These studies take an average of two years to complete and are carried out in a limited number of patients suffering from the targeted disease or condition. During this phase, the efficacy of the product for specific targeted indications is determined, an optimal dosage level and schedule is established, and possible adverse effects and safety risks are identified.

PHASE III. These large-scale studies take an average of three and one-half years to complete and are conducted on a large number of patients suffering from the targeted disease or condition, typically several hundred to several thousand patients. These studies are often conducted at several centers or hospitals and provide definitive data on the safety and efficacy of the formulation proposed to be marketed.

Formulation process development is conducted throughout the various phases of development. Dosage form development normally progresses from preformulation to formulation, with preliminary stability testing followed by package selection and formal stability testing. Process development progresses from small-scale batches to larger scale batches to simulate commercial manufacturing conditions. In addition, stringent product specifications are established to comply with the Good Manufacturing Practices imposed by the FDA and TPD.

APPLICATION TO MARKET

Upon completion of the pre-clinical and clinical studies, the company sponsoring the new drug must submit a New Drug Application (NDA) to the FDA (or a New Drug Submission (NDS) to the TPD) in order to obtain approval to market the drug. The application for approval includes all data collected on the drug, including its original chemistry and synthesis, pre-clinical and clinical studies and the sponsor's procedures for manufacturing, packaging and labeling the drug. Additional data and clarifications may be requested by the reviewers before approval is granted and review of an application routinely takes two to three years. Moreover, as a condition of approval, the regulatory agencies may require that Phase IV studies be conducted to monitor the long-term benefits and risks of the drug after it has entered the market.

POST-APPROVAL DEVELOPMENT FOR NEW INDICATIONS

A pharmaceutical company may seek post-approval development of the product for an indication different from that for which it was originally approved. The sponsor must demonstrate the safety and efficacy of the drug in the new indication. Very few, if any, pre-clinical studies will need to be repeated as most of the data generated for the purposes of the original NDA or NDS can be re-used. Similarly, the data generated during the initial Phase I studies can be re-used as long as there are no changes to the dosage form. However, since the patient population will be different, the bulk of the Phase II and III studies will need to be repeated. An adequate dosage level and schedule must be established, and safety and efficacy must be demonstrated in the new target population. The appropriate INDs must be filed and approved before the required studies can be initiated. Once all studies are completed and the final reports have been issued, the sponsor must submit a Supplementary New Drug Application to the FDA (or a Supplemental New Drug Submission to the TPD) to gain approval to market the drug for the treatment of the new indication.

ORPHAN DRUGS

The United States Orphan Drug Act (the "Act"), enacted in January 1983, is designed to encourage the development of drugs, commonly known as "orphan drugs," intended for the treatment of rare diseases or conditions and that have limited market potential. At present, there is no equivalent legislation in Canada.

The provisions of the Act are intended to reduce the financial risks associated with the development of products for rare illnesses and provide incentives to pharmaceutical companies that desire to pursue the development of such drugs. The Act include less rigorous requirements for pre-clinical and clinical studies and the grant of seven-year exclusivity in the marketing of a qualified orphan drug product commencing from the time the product receives a Letter of Approval. NDAs for drugs granted orphan drug status are usually processed by the FDA on a priority basis and, on average, are approved within 12 months as opposed to the normal 30-month approval period. Only one company can qualify for FDA approval as the exclusive marketer of a specific product to treat a specific rare disease or condition.

GOVERNMENT REGULATION

In addition to the governmental approvals required in connection with the development of new drugs, government regulations require detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures, and marketing and distribution methods. These requirements significantly increase the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing drugs. Moreover, regulatory measures adopted by governments provide for possible withdrawal of products from the market and suspension or revocation of the required approvals for their production and sale in certain exceptional cases.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
            (in thousands of U.S. dollars, except amounts per share)

LAST THREE FISCAL YEARS (AUDITED)

                                           FISCAL YEAR ENDED SEPTEMBER 30
                                        ------------------------------------
                                        2002           2001             2000
                                        ----           ----             ----
                                                 (IN U.S. DOLLARS)
STATEMENT OF EARNINGS DATA:
    CANADIAN GAAP
Revenue                                133,175        104,549          87,486
                                       -------        -------          ------
Cost of goods sold                      34,145         26,540          22,313
Selling and administrative
expenses                                50,522         39,101          32,127
Research and
development expenses                     8,025          6,129           6,174
                                       -------        -------          ------
                                        92,692         71,770          60,614
                                       -------        -------          ------
Earnings before following
items                                   40,483         32,779          26,872
                                       -------        -------          ------

Financial expenses                       1,172          3,528           9,095
Interest income                           (912)          (981)         (1,072)
Depreciation and
amortization                             7,613         12,032          10,522
                                       -------        -------          ------
                                         7,873         14,579          18,545
                                       -------        -------          ------
Earnings before income
taxes                                   32,610         18,200           8,327
Income taxes                            11,742          6,728           3,387
                                       -------        -------          ------

Earnings from continuing
operations                              20,868         11,472           4,940

Earnings from
discontinued operations                      -              -           1,796
                                       -------        -------          ------

Net earnings                            20,868         11,472           6,736
                                       =======        =======          ======

                                           FISCAL YEAR ENDED SEPTEMBER 30
                                        ------------------------------------
                                        2002           2001             2000
                                        ----           ----             ----
                                                 (IN U.S. DOLLARS)
Per Common Share(1)
Basic
Earnings from
continuing operations                  0.50            0.31               0.18
Earnings from
discontinued operations                   -               -               0.07
Net earnings                           0.50            0.31               0.25
Diluted
Earnings from
continuing operations                  0.49            0.31               0.18
Earnings from
discontinued operations                   -               -               0.07
Net earnings                           0.49            0.31               0.25

US GAAP
Net earnings                         21,188          11,825              5,936
Net earnings per common                0.51            0.32               0.22
share, basic
Net earnings per common                0.50            0.32               0.22
share, diluted

BALANCE SHEET DATA:
  CANADIAN GAAP
Total assets                        369,142         249,103            254,052
Total liabilities                    69,965          43,962             92,322

US GAAP
Total assets                        367,006         246,484            250,943
Total shareholders' equity          294,787         200,431            156,667

1) Based on the weighted average number of shares outstanding during the year.


LAST EIGHT QUARTERS (UNAUDITED)


QUARTER                                      REVENUE         NET EARNINGS    DILUTED NET EARNINGS
                                                                                 PER SHARE 1)
-------------------------------------------------------------------------------------------------
                                                           (in U.S. dollars)
2001
  First                                      24,381              1,821               0.05
  Second                                     24,636              2,492               0.07
  Third                                      27,071              2,798               0.08
  Fourth                                     28,461              4,361               0.11


2002
  First                                      28,728              3,518               0.09
  Second                                     30,532              4,672               0.12
  Third                                      35,632              5,768               0.13
  Fourth                                     38,283              6,910               0.15

----------------
1) Based on the weighted average number of shares outstanding during the year.

FISCAL YEAR ENDED SEPTEMBER 30, 2002

Revenue increased US$28.7 million (27.5%) to US$133.2 million for the year ended September 30, 2002, from US$104.5 million for the preceding fiscal year. This increase in revenue came almost equally from increased sales in the United States and France. Fiscal 2002 revenue from Europe in the amount of US$15.7 million included sales from Enteris for 11 months, and sales from Lacteol for 5 months. In the United States, sales of CANASA rectal suppositories, marketed since April 2001, also contributed to the increase.

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased US$7.6 million (28.7%) to US$34.1 million for the year ended September 30, 2002, from US$26.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2002, increased marginally as compared to the preceding fiscal year, at 25.6% and 25.4%, respectively. This increase was due primarily to increased sales in Europe where margins are lower than in the United States.

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased US$11.4 million (29.2%) to US$50.5 million for the year ended September 30, 2002, from US$39.1 million for the preceding fiscal year. This increase is mainly due to the inclusion of US$7.8 million of selling and administrative expenses from Enteris and Lacteol. Additions to the sales force in the United States and increased marketing efforts on URSO 250 and CANASA suppositories in the United States also contributed to the increase.

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and for salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses are restated net of related tax credits, which generally constitute between 10% and 15% of the aggregate amount of such expenses. Research and development expenses increased US$1.9 million (31.1%) to US$8 million for the year ended September 30, 2002, from US$6.1 million for the preceding fiscal year. During the fiscal year ended September 30, 2002, Axcan completed the filing of new drug submissions for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus.

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased
US$2.3 million (65.7%) to US$1.2 million for the year ended September 30, 2002, from US$3.5 million for the preceding fiscal year. Financial expenses for the year ended September 30, 2001, were primarily attributable to interest paid on a loan of approximately US$52 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. This loan was repaid during fiscal 2001.

Since October 1, 2001, amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization decreased US$4.4 million (36.7%) to US$7.6 million for the year ended September 30, 2002, from US$12 million for the preceding fiscal year. The decrease resulted from a reduction of US$6.4 million due to a change in accounting policies, regarding goodwill and other intangible assets offset in part by an increase of US$2 million due to amortization of newly-acquired capital assets. Amortization of assets acquired include US$800,000 for lasers used for PHOTOFRIN in the United States and US$600,000 for capital assets in France, for Enteris since November 2001, and for Lacteol since April 2002.

Income taxes amounted to US$11.7 million for the year ended September 30, 2002, compared to US$6.7 million for the year ended September 30, 2001. The effective tax rates were 36% in 2002 and 37% in 2001.

Net earnings were US$20.9 million or US$0.50 of basic earnings per share and US$0.49 of diluted earnings per share, for the year ended September 30, 2002, compared to US$11.5 million or US$0.31 per share on both a basic and diluted bases, for the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from
35.8 million for the year ended September 30, 2001, to 41.7 million for the year ended September 30, 2002, following the completion of public equity offerings, the subscription of investors through private placements, the exercise of options previously granted pursuant to Axcan's stock option plan, the issuance of shares for the acquisition of assets and for the redemption of preferred shares previously issued in connection with the acquisition of PHOTOFRIN, both in fiscal years 2001 and 2002.

FISCAL YEAR ENDED SEPTEMBER 30, 2001

Revenue increased US$17 million (19.4%) to US$104.5 million for the year ended September 30, 2001, from US$87.5 million for the preceding fiscal year. This increase is primarily due to the acquisition of PHOTOFRIN by Axcan in June 2000, and increased sales in the United States.

Cost of goods sold increased US$4.2 million (18.8%) to US$26.5 million for the year ended September 30, 2001, from US$22.3 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2001, was relatively the same as in the preceding fiscal year, at 25.4% and 25.5%, respectively.

Selling and administrative expenses increased US$7 million (21.8%) to US$39.1 million for the year ended September 30, 2001, from US$32.1 million for the preceding fiscal year. These increases were mainly due to further additions to the field sales force in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE into Axcan Scandipharm's product line, as well as to worldwide marketing expenses related to PHOTOFRIN. The newly launched CANASA suppositories in the United States also contributed to this increase.

Research and development expenses decreased US$100,000 (1.6%) to US$6.1 million for the year ended September 30, 2001, from US$6.2 million for the preceding fiscal year. During fiscal 2001, Axcan prepared for the filing of regulatory approvals for the use of PHOTOFRIN for the treatment of high-grade dysplasia associated with Barrett's Esophagus and also prepared for regulatory filings for HELICIDE which were submitted in both Canada and the United States.

Financial expenses decreased US$5.6 million (61.5%) to US$3.5 million for the year ended September 30, 2001, from US$9.1 million for the preceding fiscal year. The unusually high financial expenses for the year ended September 30, 2000, were primarily attributable to interest expenses paid on aggregate loans of approximately US$93 million used to acquire Axcan Scandipharm and approximately US$52 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. These loans have since been repaid.

Amortization increased US$1.5 million (14.3%) to US$12 million for the year ended September 30, 2001, from US$10.5 million for the preceding fiscal year. The increase resulted primarily from the amortization of the worldwide PHOTOFRIN rights acquired in June 2000.

Earnings from continuing operations increased US$6.6 million (134.7%) to US$11.5 million, or US$0.31 per share, for the year ended September 30, 2001, from US$4.9 million, or US$0.18 per share, for the preceding fiscal year. Net earnings increased US$4.8 million (71.6%) to US$11.5 million, or US$0.31 per share, for the year ended September 30, 2001, compared to US$6.7 million, or US$0.25 per share, for the preceding fiscal year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 26.6 million for the year ended September 30, 2000, to
35.8 million for the year ended September 30, 2001, due to a public offering of common shares.

FISCAL YEAR ENDED SEPTEMBER 30, 2000

Revenue was US$87.5 million for fiscal 2000, compared to US$37.5 million for fiscal 1999, an increase of 133%. The increase was primarily due to the inclusion of 12 months results of Axcan Scandipharm and the effect on Axcan's sales of the acquisition of the 50% interest in Axcan URSO that Axcan did not already own. Sales of Axcan's two principal products, ULTRASE and URSO 250, accounted for approximately 39% and 19%, respectively, of Axcan's total revenue.

Cost of goods sold was US$22.3 million for fiscal 2000, compared to US$9.5 million for fiscal 1999, an increase of 134.7%. The increase was primarily due to increased sales. Cost of goods sold as a percentage of revenue remained stable at 25.5% for fiscal 2000, compared to 25.4% for fiscal 1999.

Selling and administrative expenses were US$32.1 million for fiscal 2000, compared to US$17.8 million for fiscal 1999, an increase of 80.3%. The increase was primarily due to the inclusion of 12 months of selling and administrative expenses of Axcan Scandipharm, compared to only two months for fiscal 1999.

Research and development expenses were US$6.2 million for fiscal 2000, compared to US$3.2 million for fiscal 1999, an increase of 94%. The increase was primarily due to the cost of the Phase III studies of HELICIDE, which began in September 1999.

Financial expenses were US$9.1 million for fiscal 2000, compared to US$2.8 million for fiscal 1999. The significant increase in financial expenses was primarily attributable to interest paid on aggregate loans of approximately US$93 million, used to acquire Axcan Scandipharm, and which were reimbursed in full on June 30, 2000, and interest paid on a US$52 million loan used to acquire the 50% interest in Axcan URSO LLC that Axcan did not already own.

Depreciation and amortization was US$10.5 million for fiscal 2000, compared to US$3 million for fiscal 1999. The significant increase primarily results from the depreciation of intellectual property acquired as part of the acquisitions of Axcan Scandipharm and the 50% remaining interest in Axcan URSO LLC.

Axcan's earnings from continuing operations were US$4.9 million, or US$0.18 per share, for fiscal 2000, compared to US$1 million, or US$0.06 per share, for fiscal 1999 due to the inclusion of 12 months results of Axcan Scandipharm.

Axcan's net earnings were US$6.7 million, or US$0.25 per share, for fiscal 2000, compared to US$1.4 million, or US$0.09 per share, for fiscal 1999. Net earnings include earnings from discontinued operations of US$1.8 million, or US$0.07 per share attributable principally to the sale by Axcan of its interest in Althin Biopharm Inc. in May 2000.

LIQUIDITY AND CAPITAL RESOURCES

Axcan used net cash in the amount of US$31.3 million for the acquisition of Enteris and Lacteol. A public equity financing completed in March 2002, through the issuance of 5,000,000 common shares along with a private placement and the exercise of options previously granted pursuant to Axcan's stock option plan resulted in US$65 million in net cash, enabling Axcan to maintain a high level of liquidity.

Axcan's cash, cash equivalents and short-term investments increased
US$64.2 million to US$80.7 million at September 30, 2002, from US$16.5 million at September 30, 2001. As of September 30, 2002, working capital was
US$103.4 million, compared to US$43.6 million as of September 30, 2001. During the year ended September 30, 2002, total long-term debt increased US$5.7 million to US$5.9 million at September 30, 2002, from US$112,000 at September 30, 2001. The increase is mainly due to the inclusion of Lacteol's long-term debt since its acquisition on April 17, 2002. Total assets increased US$120 million (48.2%) to US$369.1 million at September 30, 2002, from

US$249.1 million at September 30, 2001. Shareholders' equity increased US$94.1 million (45.9%) to US$299.2 million at September 30, 2002, from US$205.1 million at September 30, 2001.

Cash flows from operating activities increased US$18.9 million (115.2%) to US$35.3 million for fiscal 2002, from US$16.4 million for fiscal 2001. Cash flows from financing activities for the year ended September 30, 2002, were US$63.3 million mainly due to the issuance of shares resulting in US$65 million net cash proceeds to Axcan. Negative cash flows from investing activities for the year ended September 30, 2002, were US$95.3 million, mainly due to the investment of excess cash in short-term investments following the issuance of shares, the net cash used to acquire Enteris and Lacteol in the amount of US$31.3 million and acquisition of capital assets for US$4.4 million.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flows from operations, and loans from joint venture partners and financial institutions. Since going public in Canada in December 1995, Axcan has raised approximately US$242 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been repaid).

On November 20, 2001, Axcan entered into a US$55 million credit agreement with two Canadian chartered banks. The credit agreement includes a US$15 million revolving operating facility and a US$40 million 364-day, extendible revolving facility with a three-year term-out option. The interest rate varies between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances depending on Axcan's leverage at such time. The facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. Borrowings under these facilities are secured by a security interest in favor of the lenders on most of the assets and properties of Axcan. The credit agreement provides for customary covenants, including compliance with certain financial ratios and negative covenants in respect of prior ranking security, capital expenditures, acquisitions, investments and divestitures. Cash dividends, repurchases of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of Axcan's net income for the preceding fiscal year. Currently, no amounts have been drawn under these facilities and Axcan is in compliance with all applicable terms thereof.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND OPERATING RESULTS

Please refer to the Management's Discussion and Analysis section included the 2002 Annual Report that is incorporated herein by reference.

                                 DIVIDEND POLICY

Axcan currently intends to retain future earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on its common shares in the near future. In addition, the terms of Axcan's existing credit facilities restrict its ability to declare and pay dividends to 10% of consolidated net earnings for the preceeding fiscal year.

                             DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, age, principal position of each of Axcan's directors and officers and their shareholdings in Axcan (this information has been provided by each officer and director and is not within the knowledge of Axcan):

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Common shares beneficially
Name and                               Director         Principal occupation                         owned or over which control
municipality of residence              since                                                           direction is exercised
---------------------------------------------------------------------------------------------------------------------------------
Leon F. Gosselin                       1993             President and Chief Executive Officer              2,875,000
Mont-Saint-Hilaire, Quebec

Dr. Claude Sauriol(1)                  1993             Consultant and corporate director                  2,200,560(2)
Laval, Quebec

Jean Sauriol                           1993             Consultant and corporate director                  2,203,160(2)
Laval, Quebec

Francois Painchaud(3)                  1995             Partner, Leger Robic Richard, g.p. (law firm)
St-Lambert, Quebec                                      and Robic, g.p. (patent & trade-mark agents)           1,700

Colin R. Mallet(1) (5)                 1995             Business consultant                                    5,000
Whistler, British Columbia

Louis Lacasse(1) (4)                   1995             President, Genechem Technologies Venture               1,000
Laval, Quebec                                           Fund L.P.

Jacques Gauthie (4) (5)                1995             Consultant and corporate director                          -
Town of Mount Royal, Quebec

David W. Mims                          2000             Executive Vice President and Chief                     1,000
Birmingham, Alabama                                     Operating Officer

Michael M. Tarnow(4) (5)               2000             Business consultant                                    2,000
Boston, Massachusetts

John R. Booth                           --              Senior Vice-President, North American                  2,000
Birmingham, Alabama                                     Commercial Operations

Dr. Francois Martin                     --              Senior Vice-President, Scientific Affairs              3,999
Candiac, Quebec

Patrick L. McLean                       --              Senior Vice-President, European                        1,133
Montreal, Quebec                                        Commercial Operations

Dr. Patrick Colin                       --              Vice-President, Clinical Research                      2,415
Saint-Bruno, Quebec

Dr. France Guay                         --              Vice-President, Quality Control and                    2,934
Boucherville, Quebec                                    Development

Jean Vezina                             --              Vice-President, Finance and Chief Financial            3,064
Pierrefonds, Quebec                                     Officer

Martha D. Donze                         --              Vice-President, Corporate Administration               1,000
Birmingham, Alabama

Richard Tarte                           --              General counsel                                            -
Verdun, Quebec

Jocelyn Pelchat                         --              Vice-President, Business Development and               1,099
Mont Saint-Hilaire, Quebec                              Export Operations

------------
(1)  Member of the audit committee.
(2) Includes the 2,197,060 common shares owned by Placements Jen-Clo Inc., a company which is jointly owned by Dr. Claude Sauriol and Jean Sauriol.
(3) Mr. Painchaud's law firm has been paid US$ 466,056 during fiscal 2002 for legal services rendered to Axcan.
(4)  Member of the compensation committee.
(5)  Member of the corporate governance and nominating committee.

During the past five years, each of the foregoing directors and officers has held the same or a similar position with the entities indicated above or a related entity, except for Mr. Patrick L. McLean who, prior to May 1999 was Managing Director with the Health Group of Cossette Communications Marketing Inc., a communication and marketing firm; Mr. David Mims who, prior to March 2000, was Executive Vice-President and Chief Operating Officer of Cebert Pharmaceuticals, Inc., a pharmaceutical company; Mr. Jocelyn Pelchat who, prior to November 2000, was Director of Business Development of the Societe Generale de Financement du Quebec ("SGF") and who, prior to October 1999, was the Vice-President, Business Development of Pro-Innovation Inc., Michael M. Tarnow who, prior to prior to July 2000, was the President and Chief Executive Officer of Creative BioMolecules Inc., a biotechnology company active in the development of products for the regeneration and restoration of human tissue; and Richard Tarte who prior to June 2001 was in-house counsel at the SGF and who, prior to March 1999 was a partner at Coudert Freres, an international law firm.

To the knowledge of Axcan, no director or officer of Axcan or shareholder of Axcan holding a sufficient number of securities of Axcan to affect materially the control of Axcan (a "control person") is, or has been within the past
10 years, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied such company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Axcan, no director, officer or control person of Axcan has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, nor has any director, officer or control person of Axcan been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Axcan, no director, officer or control person of Axcan, nor any personal holding company of any such person, has within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of interest may arise as a result of the directors and officers of Axcan also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with Axcan. Conflicts, if any, will be subject to the procedures and remedies under the Canada Business Corporations Act.

                              MARKET FOR SECURITIES

Since December 27, 1995, Axcan's common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "AXP" and, since June 28, 2000, on the Nasdaq National Market under the trading symbol "AXCA".

                             SHAREHOLDER RIGHTS PLAN

Effective January 12, 2001, Axcan adopted a shareholder protection rights plan (the "Rights Plan").

PURPOSE OF THE RIGHTS PLAN

The Rights Plan has been designed to protect shareholders of Axcan from unfair or coercive takeover strategies, including the acquisition of control of Axcan by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan is not intended to prevent a takeover or deter fair offers for securities of Axcan. Rather, it is designed to encourage anyone seeking to acquire control of Axcan to make an offer that represents fair value to all holders of all common shares. Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules to promote a change in the management or direction of Axcan.

TERMS OF THE RIGHTS PLAN

On January 12, 2001, Axcan entered into a shareholder protection rights plan agreement (the "Rights Plan Agreement") with Computershare Trust Company of Canada, as rights agent (the "Rights Agent"). Under the Rights Plan, Axcan is authorized to issue one share purchase right (a "Right") in respect of each outstanding common share to holders of record as of January 12, 2001 (the "Record Time") and one Right for each common share issued after the Record Time and prior to the Separation Time (as this term is defined below). Rights were issued on or about January 31, 2001 to holders of common shares at the rate of one Right for each common share outstanding at 5:00 p.m. (Montreal time) on the Record Time. After the occurrence of a Flip-in Event (defined below) or a Flip-over Event (as defined below), each Right entitles the registered holder thereof to purchase from Axcan, upon fulfilling the terms of the Rights Plan Agreement including the payment of the relevant exercise price, common shares with a market value equal to two times the exercise price of a Right. The initial exercise price of a Right is Cdn$100 (the "Exercise Price"). The Exercise Price is subject to certain adjustments as described below. The Rights are not exercisable until the Separation Time. The Rights will expire on January 12, 2011 (the "Expiration Date"), unless exchanged or redeemed earlier by Axcan as described below. The Exercise Price, the number and nature of securities that may be purchased upon the exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution.

EFFECT UPON HOLDERS OF CONVERTIBLE PREFERRED SHARES

Rights and privileges attaching to the outstanding convertible preferred shares of Axcan contain specific provisions that are intended to protect the holders of such securities against dilution in certain circumstances, by upwardly adjusting the number of common shares to which the holders will be entitled upon the conversion of the convertible preferred shares. Although such provisions were not drafted to contemplate specifically the adoption by Axcan of a shareholder protection rights plan, if a Flip-in Event occurred and the Rights became exercisable and assumed some value, the anti-dilution provisions attaching to the convertible preferred shares of Axcan would have substantially the same anti-dilutive effect on the holders of such shares as that intended for distributions contemplated at the time of the drafting of the anti-dilution provisions.

TRADING OF RIGHTS

The Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares and will be represented by the outstanding common share certificates. Until the Separation Time (or earlier redemption or expiration of the Rights), new common share certificates issued after the Record Time upon the transfer of existing common shares or the issuance of additional common shares will contain a notation incorporating the Rights Plan Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing common shares outstanding as of the Record Time will also constitute the transfer of the Rights associated with such common shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of common shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.

SEPARATION TIME

The Rights will separate and trade separately from the common shares after the Separation Time. The "Separation Time" is the close of business on the eighth trading day following the earlier of:

     (a) the date (the "Stock Acquisition Date") of the first public announcement made by Axcan or an Acquiring Person (defined below) that a person has become an Acquiring Person; and

     (b) the date of the commencement of, or first public announcement of the intent of any person (other than Axcan or any subsidiary of Axcan) to commence, a takeover bid (other than a Permitted Bid, as defined below) that, if successfully completed, would result in such person becoming an Acquiring Person, or such later date as may be determined by the Board of Directors, provided that if any such takeover bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

ACQUIRING PERSON

An Acquiring Person is a person who Beneficially Owns (as this term is defined below) 20% or more of the common shares of Axcan; provided, however, that the term Acquiring Person shall not include:

     (a) Axcan or any subsidiary of Axcan, any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of Axcan or any subsidiary of Axcan; and

     (b) any person who becomes the Beneficial Owner of 20% or more of the common shares of Axcan as a result of:

                  (i) an acquisition or redemption by Axcan or a subsidiary of Axcan of common shares of Axcan that, by reducing the number of common shares of Axcan outstanding, increases the percentage of common shares of Axcan beneficially owned by a person to 20% or more;

                  (ii) share acquisitions made pursuant to a Permitted Bid that is approved by the Independent Shareholders (as this term is defined below); or

                  (iii) share acquisitions in respect of which the Board of Directors waives the application of the Flip-in Event provisions of the Rights Plan Agreement or that were made before the date the Rights Plan was adopted by the Board of Directors;

provided, however, that if a person referred to in (b) above subsequently becomes the Beneficial Owner of additional common shares, other than through a Permitted Bid, on terms approved by the Board of Directors or as a result of a pro rata distribution to holders of common shares and, upon the date of such acquisition such person Beneficially Owns 20 % or more of the common shares, then as of such date such person becomes the Beneficial Owner of such additional common shares of Axcan, such person shall be an Acquiring Person.

Under the Rights Plan Agreement, a person is, subject to certain exceptions, deemed to "Beneficially Own" and to be the "Beneficial Owner" of:

     (a) any securities as to which such person, or any of such person's affiliates or associates, is or would be deemed to be the direct or indirect Beneficial Owner pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Quebec) (or pursuant to any comparable laws or regulations) for the purposes of the insider trading or take-over bid provisions thereof;

     (b) any securities as to which such person, or any of such person's affiliates or associates has, directly or indirectly:

         (i) the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant, or option or otherwise; or

         (ii) the right to vote such security pursuant to any agreement, arrangement or understanding, or otherwise; and

         (c) any securities that are Beneficially Owned, directly or indirectly, as described above by any other person with which such person or any of such person's affiliates or associates has any agreement, arrangement or understanding with respect to or for the purpose of acquiring, holding, voting or disposing of any common shares of Axcan or acquiring, holding or disposing of a significant portion of the property or assets of Axcan or any subsidiary of Axcan.

To the knowledge of Axcan, as of February 12, 2003, no person or company owned more than 20% of the common shares of Axcan.

PERMITTED BID

A Permitted Bid is a take-over bid made in compliance with, and that is not exempt from, the applicable provisions of the Canada Business Corporations Act and the regulations made thereunder and of the Securities Act (Quebec) and the regulations made thereunder and in compliance with all other applicable laws (including the securities laws of all other relevant jurisdictions) and that also complies with the following additional provisions:

     (a) the bid is made to all holders of common shares for all common shares held, on identical terms;

     (b) the bid will not result in Axcan or any subsidiary of Axcan being in default under, or in contravention of, any laws, regulations, rules, policy statements, conditions of license or franchise;

     (c) the bidder:

         (i) together with its affiliates and associates and any person acting jointly or in concert with such person or with such person's affiliates or associates does not, and during the pendency of such bid does not, Beneficially Own more than 5% of the common shares of Axcan; or

         (ii) is a person who at the Record Time was the Beneficial Owner of more than 5% of the outstanding common shares of Axcan and who has not subsequently become the Beneficial Owner of an additional 2% or more of the common shares of Axcan, and, in either case, undertakes that none of such person, any affiliate or associate of such person, or any person acting jointly or in concert with such person or with such person's affiliates or associates, will acquire any common shares of Axcan during the pendency of such bid;

     (d) the bidder provides the Rights Agent with a list of all securities of Axcan beneficially owned by the bidder and any of such person's affiliates or associates and any person acting jointly or in concert with such person or with such person's affiliates or associates, together with particulars of the registration of all such securities, and undertakes to update such list on a daily basis to reflect any changes occurring or to occur in such Beneficial Ownership prior to the termination or expiration of the bid, and the bidder performs its obligation under such undertaking;

     (e) no common shares will be taken up and paid for under the bid unless a resolution is passed to approve the bid at a special meeting of Independent Shareholders (shareholders other than the bidder, any associate or affiliate of the bidder or any person acting jointly or in concert with the bidder and the bidder's associates and affiliates) by a majority of the Independent Shareholders voting on the resolution in person or by proxy; the Board of Directors will be required, if an offeror makes a Permitted Bid, to hold the special meeting as soon as the Board of Directors considers practicable in the circumstances after the bid and in any event within 80 days of the delivery of the take-over bid material to Axcan; and

     (f) the bid will not expire prior to the earlier of five clear business days following the conclusion of the special meeting of Independent Shareholders and 60 days after the date of the bid.

FLIP-IN EVENT

In the event that a person becomes an Acquiring Person pursuant to a transaction other than one that constitutes a Flip-over Event (as defined below) (any such transaction or event being a "Flip-in Event") then each Right (except for Rights beneficially owned by an Acquiring Person, any of such person's affiliates or associates or any person acting jointly or in concert with such persons or certain transferees of an Acquiring Person, which Rights shall be void pursuant to the terms of the Rights Plan Agreement) shall, as of the Separation Time, entitle the holder thereof to purchase, upon the exercise thereof at the then current Exercise Price, that number of common shares having an aggregate market value equal to twice the Exercise Price. For example, if at the time of such announcement the Exercise Price is Cdn$100 and the Shares have a market value of Cdn$50 each, the holder of each Right would be entitled to purchase four common shares, being the number of common shares that have in the aggregate a market value of Cdn$200, for a price of Cdn$100, that is, at a 50% discount.

FLIP-OVER EVENT

In the event of:

     (a) a transaction or series of transactions in which, directly or indirectly, Axcan shall consolidate, merge with or amalgamate with or enter into a statutory arrangement with, any other person (other than a wholly-owned subsidiary of Axcan) and, in connection therewith, all or part of the outstanding common shares shall be changed in any way, reclassified or converted into or exchanged for shares or other securities of Axcan or of any other person, or cash or any other property; or

     (b) a transaction or series of transactions in which, directly or indirectly, Axcan shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) property or assets that, in the reasonable opinion of the Board of Directors:

         (i) aggregate more than 50% of the property or assets (measured by either book value or fair market value); or

         (ii) generated during Axcan's last completed fiscal year, and may reasonably be expected to generate in Axcan's then current fiscal year, more than 50% of the operating income or cash flow of Axcan and its subsidiaries (taken as a whole)

     to any other person or persons (other than Axcan or one or more of its wholly-owned subsidiaries) (any such transaction or event being a "Flip-over Event"),

then Axcan shall take such action as is necessary to ensure that each Right shall thereafter entitle the holder thereof to purchase, upon the exercise thereof at the then current Exercise Price of the Right, that number of common shares of the person resulting from or engaging in the Flip-over Event having an aggregate market value on the date of consummation of such event equal to twice the Exercise Price and that the person resulting from or engaging in the Flip-over Event shall be subject to all of the obligations, liabilities and duties of Axcan pursuant to the Rights Plan Agreement.

EXCHANGE OPTION

If at any time the Board of Directors, acting in good faith, shall determine that conditions exist that would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights under the Rights Plan, the Board of Directors may, at its option and without seeking the approval of holders of Shares or Rights, at any time after a Flip-in Event has occurred, authorize Axcan to issue or deliver, in respect of each Right (excluding Rights beneficially owned by an Acquiring Person, such person's affiliates and associates, any person acting jointly or in concert with such persons and certain transferees of the foregoing persons) either:

     (a) in return for the Exercise Price and the Right, debt or equity securities or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

     (b) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or other assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights, where, in either case, the value of the debt or equity securities or assets (or a combination thereof), and in the case of subsection (b), the value of the Right, shall be determined by the Board of Directors, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. If the Board of Directors authorizes the exchange of debt or equity securities or assets (or a combination thereof) for Rights, the right of holders of Rights to exercise the Rights will terminate and the only right thereafter of such holder shall be to receive debt or equity securities or assets (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors.

REDEMPTION AND WAIVER

The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the Rights at a redemption price of Cdn$0.001 per Right (the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. If the Board of Directors elects to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event or a Flip-over Event, upon written notice to the Rights Agent, determine to waive the application of the Rights Plan to any particular Flip-in Event or Flip-over Event.

If a person makes a Permitted Bid that, within 120 days of such bid, is accepted by the holders of not less than 90% of the then outstanding common shares and securities convertible into common shares, other than Shares and such securities held by the bidder and such person's affiliates and associates at the date of the bid, then the Board of Directors will, immediately upon the consummation of such acquisition, be deemed to have elected to redeem the Rights at the Redemption Price.

The Board of Directors may also waive the application of the Rights Plan to any Flip-in Event, provided that:

     (a) the Board of Directors determines that a person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

     (b) such person has reduced its Beneficial Ownership of common shares of Axcan such that at the time of the granting of a waiver such person is no longer an Acquiring Person.

SHAREHOLDER REVIEW

The Rights Plan will be submitted to shareholders for review at the first annual meeting of shareholders of Axcan held after January 12, 2006. If it is not then ratified by the shareholders, Axcan will be deemed to have redeemed the Rights.

                             ADDITIONAL INFORMATION

Additional information, including directors and officers' remuneration and indebtedness, principal holders of Axcan's securities, options to purchase Axcan's securities and interests of insiders in material transactions where applicable, is contained in the Management Proxy Circular dated January 24, 2003, which has been prepared for Axcan's annual meeting of shareholders. Furthermore, additional financial information including the comparative financial statements is provided in the Annual Report. A copy of this Annual

Information Form and associated documents may be obtained upon request from Axcan's investor relations department at its corporate office.

Axcan will also provide to any person upon request to its investor relations department:

     (a) when securities of Axcan are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the securities of Axcan:

         (i) one copy of Axcan's Annual Information Form, together with one copy of any document, or the relevant pages of any document, incorporated by reference in this Annual Information Form;

         (ii) one copy of the comparative financial statements of Axcan for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of Axcan subsequent to the financial statements for its most recently completed financial year;

         (iii) one copy of Axcan's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or
              (iii) above; or

     (b) at any other time, one copy of any other documents referred to in (a)
         (i), (ii) and (iii) above, provided that Axcan may require the payment of a reasonable charge if a person who is not a shareholder of Axcan makes the request.